Exhibit 99.1

ANNUAL INFORMATION FORM

THE VERY GOOD FOOD COMPANY INC.

For the fiscal year ended December 31, 2021

March 31, 2022

GENERAL

Unless otherwise noted or the context otherwise indicates, the “Company”, “VERY GOOD’’, “us”, “we” or “our’’ refer to The Very Good Food Company Inc. and its subsidiaries.

Unless otherwise specified or the context otherwise requires, all information provided in this annual information form (“AIF”) is given as at December 31, 2021. All references to ‘‘$’’ or “dollars” are to Canadian dollars. All references to “US$” are to United States dollars. Amounts are stated in Canadian dollars unless otherwise indicated. Certain totals, subtotals and percentages throughout this AIF may not reconcile due to rounding.

This AIF contains certain trademarks held by the Company, such as The Very Good Food Co.™, The Very Good Butchers™, and We Butcher Beans™, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this AIF may appear without the ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.

FORWARD-LOOKING INFORMATION

This AIF contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as “forward-looking information”). Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions.

This forward-looking information includes, but is not limited to, statements relating to: the Company’s business strategy and growth plans; the Company’s plans to lower throughput and headcount at some locations, manage inventory levels and implement initiatives, such as temporarily pausing non-critical capital expenditures and lowering selling, general and administrative spending, to manage both short and long-term liquidity, manage the Company’s cash runway and establish a path towards profitability; future capital expenditures on the Rupert, Patterson and Fairview Facilities (as defined herein); the Company’s review of its on-line strategy and marketing expenditures relating to its eCommerce store; the Company’s intended transition from a focus on top line growth to balancing top line growth and profitability; future workforce reductions; the Company’s strategic review of its go-to market channels and the potential outcome of such review; the Company’s focus on the wholesale and food service channels; management’s belief that the initiatives being implemented will allow the Company to manage both its short-term and long-term liquidity and increase its cash runway; management’s efforts to evaluate ways to support the business with as little dilution as possible; the scale and timing of the anticipated production capacity increases at its production facilities; VERY GOOD’s ability to open a second flagship store; the continued strong and increasing demand for VERY GOOD’s products; the appeal and attributes of the Company’s products including taste and nutritional content and their ability to compete; trends and growth expectations in the plant-based industry; planned product innovation and the benefits VERY GOOD expects to derive from any new product launches; wholesale expansion and specifically, VERY GOOD’s U.S. retail expansion and the number of stores VERY GOOD’s products are expected to be in; VERY GOOD’s acquisition strategy; and the impact of the COVID-19 pandemic on VERY GOOD’s business.

Forward-looking information is based on the Company’s opinions, estimates and assumptions in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Certain assumptions with respect to, the Company’s ability to successfully implement the cost improvement initiatives and measures and achieve their intended benefits, the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements; the Company’s ability to remain listed on The Nasdaq Stock Market LLC (“Nasdaq”); the impact of COVID-19; continued growth of the popularity of plant-based foods and, in particular, vegan meat alternatives; the continued strong demand for VERY GOOD’s products; no material deterioration in general business and economic conditions; no material fluctuations of interest rates and foreign exchange rates; the successful placement of VERY GOOD’s products in retail stores; the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, receipt of trademarks we have applied for in Canada, the United States, the European Union and the United Kingdom, VERY GOOD’s ability to increase production capacity and obtain the necessary production equipment and human resources as needed, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, results of our consultation with stakeholders across the Company to develop ESG (as defined herein) goals, and the Company’s ability to position VERY GOOD competitively, are all material assumptions made in preparing forward-looking information and management’s expectations.

Forward-looking information is based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made and is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to the following risk factors described in greater detail under the heading entitled “Risk Factors” in this AIF:

•	We have experienced greater than expected cash burn in the last several months of 2021 and may not be able to secure additional financing to fund operations or expand our business.

•	We have incurred losses in the past and may be unable to achieve or sustain profitability in the future despite moderating our operating costs.

•	The COVID-19 pandemic has had and may continue to have a material adverse effect on our business and future growth opportunities.

•	We experience intense competition from other plant-based food producers and this competition could adversely affect our business and revenue.

•	Our business requires sourcing seasonal, raw ingredients, a disruption in the supply or a material price fluctuation of these ingredients could adversely affect our business.

•	Our business relies on building brand awareness through social media marketing which can be adversely affected by regulation, privacy policy updates and/or negative reviews from influencers.

•	An inability to scale production and manage supply chain and inventory levels could affect our ability to become profitable.

•	We may face delays and even failure in attempting to establish and ramp up our production facilities.

•	Our access to capital may be limited if we fail to comply with the covenants under the Loan Agreement (as defined herein).

•	Our inability to attract and retain key managers may adversely impact our ability to carry out our business operations and strategies as planned.

•

Our ability to generate revenue depends in large part on our ability to attract new customers, innovate and expand production, if we fail in any of these initiatives, we may not be able to increase revenue.

•

We are subject to risks associated with third party logistics providers (3PL) and any increase in price, disruption in service or future unfavourable terms may adversely affect our results of operations.

•	We are subject to risks related to real or perceived quality or health issues with our products, any failure to uphold a high-quality standard would likely harm our brand and our business.

•	We could be subject to product recalls which would likely result in significant losses in both inventory, revenue and reputational image.

•	We may enter into co-manufacturing relationships which subject our business to additional regulatory related risks.

•	Our business and brand are sensitive to risks relating to food safety and consumer health, including product liability, an adverse event could have an unfavourable effect on our business.

•	Our business relies on the protection of trademarks and other intellectual property rights, protecting and enforcing these rights may create a large financial burden.

•	Losing a significant distributor arrangement could negatively impact our business.

•	We may face unexpected challenges and ultimately be unsuccessful in U.S. and international expansion.

•	Any failure to adhere to laws and regulations regarding product labelling and marketing may adversely impact our business.

•	We may be subject to additional taxes, which could affect our operating results.

•	Failure to innovate will affect our ability to expand and become profitable.

•	Our ability to generate revenue depends on our ability to attract new customers and retain existing customers, if we fail to do either we may not be able to meet our growth strategy.

•

As our business consolidates customers and becomes increasingly reliant on large distributors, we become subject to the risk of losing a significant customer which could adversely affect our result of operations.

•	Our product pricing strategy may become inefficient, which could result in a negative impact on our revenue.

•	The regulatory framework in which we operate is constantly evolving.

•

We may engage in litigation and there may be claims made against us from time to time that can result in litigation that could distract management from our business activities and result in significant liability or damage to us.

•	We may be unable to execute successfully on our acquisitions, investments, and other business initiatives.

•

We are subject to risks associated with leasing space and equipment and are subject to a number of long-term non-cancelable leases with substantial lease payments. Any failure to make these lease payments when due, or the inability to extend, renew or continue to lease space and equipment in key locations, would likely harm our business, profitability, and results of operations.

•	A change in consumer trends away from plant-based products could limit demand for our products.

•	If we issue additional Common Shares (as defined herein) this may have a dilutive effect on shareholders.

•	Our business is labor intensive and could be adversely affected if we are unable to maintain satisfactory relations with our employees or the occurrence of union attempts to organize our employees.

•	An inability to maintain high social responsibility standards could lead to reputational damage and adversely affect our business.

•

An inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements and/or call into question the reliability of our financial statements.

•

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our reported financial results or financial condition.

•

We are currently not in compliance with Nasdaq’s minimum bid price requirement. Failure to regain compliance will result in delisting from Nasdaq, limit our ability to raise capital and may have a negative impact on the price and liquidity of our Common Shares.

•	We incur significantly increased costs and devote substantial management time as a result of operating as a U.S. public company.

•	A decline in the price of the Common Shares could affect our ability to raise further working capital and adversely impact our ability to continue operation.

•	Future sales of our securities by existing shareholders or by us could cause the market price for the Common Shares to decline.

•	We do not expect to pay any cash dividends for the foreseeable future.

The forward-looking information contained in this AIF represents the Company’s expectations as of March 31, 2022 and is subject to change after such date. VERY GOOD disclaims any intent or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

CORPORATE STRUCTURE

Incorporation and Head Office

The Company was incorporated on December 27, 2016, under the laws of the province of British Columbia, Canada under its original name “The Very Good Butchers Inc.” The Company changed its legal name to “The Very Good Food Company Inc.” on October 1, 2019. The Company’s head office is located at 2748 Rupert Street, Vancouver, BC, V5M 3T7 and its registered and records office is located at 800 – 885 West Georgia Street, Vancouver, BC, V6C 3H1. Our telephone number is (855) 526-9254.

Intercorporate Relationships

The following chart identifies the Company’s subsidiaries, their applicable governing corporate jurisdictions and the percentage of their voting securities which are owned, or controlled or directed, directly or indirectly, by VERY GOOD.

The Very Good Food Company Inc.

(British Columbia)

BUSINESS AND STRATEGY

Our Business Model

As at December 31, 2021, the Company’s product portfolio consisted of 24 products: 19 products developed under The Very Good Butchers brand and five products developed under The Very Good Cheese Co. brand. As at December 31, 2021, our products were produced in four leased facilities located in Victoria, BC, Canada (the “Victoria Facility”), Vancouver, BC, Canada (the “Rupert Facility”) and Esquimalt, BC, Canada (the “Fairview Facility”), and Patterson, California, United States (the “Patterson Facility”).

In May 2021, VERY GOOD introduced our new brand, The Very Good Cheese Co., and our lineup of five new plant-based cheese products. These new SKUs consist of: “Bold Cheddah”, a white cheddar style vegan cheese; “Cheedah”, a medium cheddar style vegan cheese; “Dill’ish”, a garlic and dill-havarti style vegan cheese; “Goud AF*”, a smoky gouda style vegan cheese; and “Pepper Jack”, a monterey jack style vegan cheese. These newly announced plant-based cheeses follow the Company’s completed acquisition of The Cultured Nut.

VERY GOOD introduced its new gluten-free and soy-free Butcher’s Select product line initially consisting of five SKUs in July 2021. The Butcher’s Select product range comprises a premium line of sausages, burgers and meatballs that is gluten-free, soy-free and Non-GMO verified. The Butcher’s Select product line will diversify VERY’s portfolio of plant-based meats and position The Very Good Butchers brand in the alternative meat substitute category where products are created to directly simulate their animal-based counterparts and which has been largely dominated by Beyond Meat and Impossible Foods. In October 2021, VERY GOOD announced two additions to the Butcher’s Select product: Butcher’s Select Spicy Meatballs and The Very Good Steak.

We distribute and sell our products in all 10 provinces and three territories in Canada and 50 states in the United States through three main revenue channels: (1) eCommerce, (2) Wholesale (including Food Service) and (3) our butcher shop and restaurant located in Victoria, BC (the “Victoria Flagship Store”) (collectively, the “Distribution Network”).

(1)

eCommerce – Our eCommerce Store, accessible through the Company’s website, sells VERY GOOD’s products both individually and in boxed sets. In addition, we offer a monthly subscription service which allows customers to receive monthly boxed sets at a discount over a selected period of time. As at the end of fiscal 2021, the Company had over 1,937 active subscribers across Canada and the United States compared to 800 active subscribers at the end of fiscal 2020. We are currently reviewing our on-line strategy and marketing expenditures related to the e-commerce business to optimize return on investment (“ROI”). See “Our Strategic Progress” section for further details.

(2)

Wholesale – VERY GOOD has experienced strong demand for its products in the wholesale channel and continues to market its products to a number of large retailers in both Canada and the United States. During fiscal 2021, Canadian wholesale accounts included, but were not limited to, national grocery store chains such as Whole Foods Markets, Thrifty Foods (Sobeys), Save-On-Foods, Fresh St. Market, Choices Markets, IGA, and Farmboy; as well as smaller independent grocers. The Company launched into U.S. retail in August 2021 with retailers including, but not limited to, Wegman’s, Harmon’s, PCC, Earth Fare, Erewhon and Metro Markets. The Company had approximately 4,847 retail distribution points (being the number of retails stores multiplied by the number of products SKUs) and 1,395 stores in Canada and United States as at December 31, 2021. As at March 31, 2022, the Company had approximately 5,539 retail distribution points in 1,651 stores across North America. See “Our Strategic Progress” section for further details.

(3)

Victoria Flagship Store – The Victoria Flagship Store is the brick and mortar of our Distribution Network. Designed as a flagship store to showcase our products, serve as a test kitchen and be utilized as a key marketing and branding tool, the Victoria Flagship Store also retails a small offering of plant-based foods made by local artisan companies. The development of our second flagship store, based in Vancouver, BC (the “Mount Pleasant Flagship Store”), is currently under review. See “Our Strategic Progress” section for further details.

Our Strategy

Our strategy is grounded in our mission and purpose, our pride in establishing and maintaining strong relationships with our customers through differentiated products, and our commitment to long-term profitable growth. We believe that our key strategic choices position us to create competitive advantages by offering the right mix of products, creating strong customer awareness and engagement, implementing reliable production at scale, while optimizing our geographic reach and fulfilment:

Scale production and distribution	Strengthen brand awareness and consumer engagement	Launch new products and gain market share	Growth

•  Build operational scalability and expand production competencies to meet consumer demand

•  Increase distribution capabilities to drive greater market share capture across Canada and the United States

•  Expand into United States retail increasing the number of retail distribution points

•  Deepen brand awareness by encouraging people to consciously make lifestyle choices that affect and contribute to their wellbeing and that of the planet

•  Own consumer relationships by providing the right mix of products at the right price, in the right channels, supported by a brand purpose that consumers can embrace

•  Capitalize on strong R&D capabilities and specialized knowledge of plant-based protein ingredients to expand our range of innovative and delicious product portfolio with a wholesome nutritional profile

•  Invest in technology to support growth and continued development of new innovative products

• Continue to expand in the Canadian and United States markets

OUR STRATEGIC PROGRESS

Production Capacity

Increased production capacity enables us to expand our points of distribution within our wholesale network and take advantage of potential food service opportunities. Our ability to reliably produce enough product to consistently fulfill orders is an important factor in securing listings with large grocery store chains.

As at December 31, 2021, VERY GOOD had four leased production facilities. We entered into two new food production facility leases during fiscal year 2020 for the Rupert Facility and the Patterson Facility. Through the acquisition of The Cultured Nut Inc. (the “Cultured Nut”) in February 2021, VERY GOOD took over the lease of the Fairview Facility.

Rupert Facility

•  Location: Vancouver, British Columbia, Canada

•  Size: 45,000 square feet

•  Current annual production capacity: 1.2 million kgs

•  Potential annual production capacity : 16.8 million kgs(1)

•  Potential number of production lines: 2

•  Capital expenditures (including tenant improvements) spent to date, including expected 2022 amounts: $20-25 million

•  Start date of food production: May 2021

Patterson Facility

•  Location: Patterson, California, United States

•  Size: 25,000 square feet (with first right of refusal on an additional 25,000 square feet)

•  Current annual production capacity : 199,000 kgs

•  Potential annual production capacity: 44.7 million kgs(1)

•  Potential number of production lines: 3-4

•  Expected future capital expenditures – Nil for 2022

•  Start date of food production: 2021 (via commercial kitchen equipment)

Victoria Facility

•  Location: Victoria, British Columbia, Canada

•  Size: 3,000 square feet

•  Current annual production capacity: 150,000 kgs

•  Potential annual production capacity: 623.690 kgs(1)

•  Commercial kitchen equipment

•  Start date of food production: 2019

Fairview Facility

•  Location: Esquimalt, British Columbia, Canada

•  Size: 3,000 square feet

•  Current annual production capacity: 24.500 kgs

•  Potential annual production capacity: 226.796 kgs(1)

•  Capital expenditures spent to-date (including tenant improvements), including expected 2022 amounts: $34,000

•  Commercial kitchen equipment

•  Start date of food production: 2019

Note:

(1)	Estimates of potential production are based on VERY GOOD’s expectations.

Rupert Facility

To address near-term demand, VERY GOOD signed a lease for the Rupert Facility, which was already built-out as a food production facility, in November 2020 and took possession in January 2021. The Rupert Facility comprises approximately 45,000 square feet of production, refrigeration, warehousing, R&D and office space, and we expect it to be capable of producing up to 37 million pounds of annualized product to be phased in during 2022. VERY GOOD commissioned its first production line at the Rupert Facility in April 2021 and saleable production began in June 2021. The second production line at the Rupert Facility is planned to be commissioned in 2023.

Patterson Facility

To support the expansion of our U.S. operations and the introduction of new products into the market, VERY GOOD signed a lease for the Patterson Facility in August 2020. The Patterson Facility comprises approximately 25,000 square feet of production space, with the option to lease an additional 25,000 square feet, and was expected to be capable of producing up to 98.5 million pounds of product per year if three to four production lines were commissioned successfully. In September 2021, the Company began food production on commercial-grade kitchen equipment in order to fast-track the production of Taco Stuff’er, one of the VERY GOOD’s most in-demand SKUs. Testing of Taco Stuff’er on this commercial-grade kitchen equipment was completed in November 2021 with saleable production starting shortly thereafter.

Victoria Facility

The Victoria Facility produces our existing SKUs that have not yet been scaled at one of our larger facilities, as well as new products in development on a smaller scale to test in the market.

Fairview Facility

Through the acquisition of The Cultured Nut, VERY GOOD took over the lease of the Fairview Facility. The Fairview Facility produces our Very Good Cheese SKUs as well as other plant-based cheese products in development.

Developing Innovative Products

We have a team of scientists and food technology experts at the Rupert Facility working on developing innovative new plant-based products and continuously improving the taste and texture of our product lines.

The core products in our The Very Good Butchers legacy line, including The Very Good Burger, Taco Stuff’er, Very Good Pepperoni and Very Good Dog, were developed by our co-founder, James Davison and our research and development team either before or throughout 2019 and 2020.

In May 2021, VERY GOOD announced its new brand, The Very Good Cheese Co., and its lineup of five new plant-based cheese products. These new SKUs consist of: “Bold Cheddah”, a white cheddar style vegan cheese; “Cheedah”, a medium cheddar style vegan cheese; “Dill’ish”, a garlic and dill-havarti style vegan cheese; “Goud AF*”, a smoky gouda style vegan cheese; and “Pepper Jack”, a monterey jack style vegan cheese. These newly announced plant-based cheeses follow the Company’s completed acquisition of The Cultured Nut. The Very Good Cheese Co. products were made available in the United States and Canada in June 2021 through our eCommerce Store and we expect that they will be available in Canadian retail stores and U.S. wholesale in 2022.

VERY GOOD announced its new gluten-free and soy-free Butcher’s Select product line initially consisting of five SKUs in July 2021. The Butcher’s Select product range comprises a premium line of sausages, burgers and meatballs that is gluten-free, soy-free and Non-GMO verified. The Butcher’s Select product line will diversify VERY GOOD’s portfolio of plant-based meats and position The Very Good Butchers brand in the alternative meat substitute category where products are created to directly simulate their animal-based counterparts and which has been largely dominated by Beyond Meat and Impossible Foods.

Our Butcher’s Select products were made available via limited release on our eCommerce Store (www.verygoodbutchers.com) in August 2021 and starting in early Q4 2021, all Butcher’s Select products were available from our eCommerce Store. The retail rollout of the Butcher’s Select product line kicked off in September 2021 with Butcher’s Select products on the shelves of several retail locations in North America, with additional retailers planned to be added in 2022.

Butcher’s Select Mmm...Meatballs won a prestigious NEXTY award in the Best New Frozen Product category in September 2021. The NEXTY Awards are a biannual awards program created to recognize the pinnacle of excellence in the natural products industry, elevating impactful brands and products that inspire a healthy, sustainable future for people and the planet.

In October 2021, VERY GOOD announced two additions to the Butcher’s Select product: Butcher’s Select Spicy Meatballs and The Very Good Steak. The original plant-based meatballs entered the market as an alternative to not only plant-based, but also traditional meat products in the natural food space. The Very Good Butchers Steak will compete in a nascent segment of the plant-based meat alternative category by tackling more sophisticated whole meat muscle products such as strip loin and fillets.

In early 2022, VERY GOOD announced the introduction of two new plant-based ground meats, A Cut Above Pork, and A Cut Above Beef which introduce our offerings into a new subcategory of refrigerated plant-based meats.

Expansion of Wholesale Distribution

We continue our efforts to expand our Canadian and United States wholesale distribution as part of our strategic focus to meet demand and increase customer awareness resulting in revenue growth.

Canadian Wholesale Distribution

VERY GOOD continued its coast-to-coast expansion in Canada through its wholesale distribution partnership with Horizon Grocery + Wellness, through which the Company signed on with Save-On-Foods in August 2021, Western Canada’s largest grocery retailer, to carry The Very Good Butchers products in 184 of its retail stores across Canada. Save-on-Foods is the owner of several well-established banners including its namesake Save-On-Foods stores as well as PriceSmart Foods, Urban Fare and Bulkley Valley Wholesale. Save-on-Foods is stocking The Very Good Butchers’ top five SKUs including The Very Good Burger, Smokin’ Bangers, Taco Stuff’er, Very Good Pepperoni and the Very Good Dog in 177 of its retail stores and seven Urban Fare locations across Canada.

In September 2021, the Company announced it has further expanded its product offering within Sobeys’ retail network. Our popular The Very Good Butchers product line is now available for the first time in Québec at Rachelle Béry health food stores, and online throughout the Greater Toronto Area via Voilà by Sobeys’ online home delivery service.

As of December 31, 2021, The Very Good Butchers’ products were in 973 retail stores across Canada compared to 275 in the prior year, with major retailers including Whole Foods Markets, Thrifty Foods (Sobeys), Fresh St. Market, Choices Markets, IGA, and Farmboy; as well as smaller independent grocers.

United States Wholesale Distribution

Wholesale retail distribution in the United States is a pivotal component of our 2022 and future growth strategy. VERY GOOD entered into a new partnership with Boulder, Colorado-based natural food and beverage brokerage, Green Spoon Sales (“Green Spoon”), in May 2021 to accelerate the Company’s reach into grocery and retail across the United States. VERY GOOD also signed on with the United States distribution arm of United Natural Foods (“UNFI”) later that same month, the largest publicly traded wholesale distributor of health and specialty foods in North America. In Q2 2021, the Company announced a wholesale distribution agreement with KeHE Distributors, LLC (“KeHE”) a top pure play U.S. wholesale food distributor of natural, organic, specialty and fresh food brands across North America.

These valued distribution partners have relationships with major grocers including Harmons Grocery, Erewhon Organic Grocer, Sprouts Farmers Market, Whole Foods, Thrive Market and Associated Food Stores.

On September 14, 2021, VERY GOOD announced it is further expanding its U.S. retail presence with Earth Fare, a United States based health and wellness supermarket retailer. Starting in November 2021, VERY GOOD’s Very Good Butchers/Original and its Butchers Select, its newest gluten-free and soy-free product line, will be rolled out into all 23 of Earth Fare’s locations in states including North Carolina, South Carolina, Florida, Tennessee, Virginia, Georgia, Ohio and Michigan. Other wholesale accounts include, but are not limited to, Wegman’s, Raley’s, Harmon’s, PCC, Earth Fare, Erewhon and Metro Markets.

As of December 31, 2021, VERY GOOD’s products were placed in 422 U.S. stores across 26 states; bringing the total number of stores across North America to 1,395.

eCommerce

eCommerce has been a key channel for VERY GOOD, supporting our speed to market strategy and building brand awareness for our products. In June 2021, the Company launched an Amazon U.S. storefront and in August 2021, the Company launched its UK eCommerce website allowing UK-based customers to order VERY GOOD’s Butcher Boxes. Both initiatives have recently been paused.

VERY GOOD is currently reviewing its eCommerce channel. Digital marketing costs to acquire new customers have increased over the past year, largely related to structural changes of the largest digital and social platforms and as such we are reviewing our online strategy and marketing expenditures to optimize our ROI. As such, we expect our growth will slow down in the near-term in this channel. We are committed to finding alternative initiatives to support our eCommerce business profitably.

Food Service

Entering the food service industry is a natural growth opportunity for VERY GOOD as the brand continues to earn positive recognition. Establishing ourselves in this channel will provide another key growth area for the company and will allow us to respond to numerous inquiries and interest in this segment. As a first step, we have recently hired a Director of Food Services.

Strategic Warehousing and Logistics Partnerships

Establishing hubs across North America is a critical step in building out our North American expansion strategy, reducing shipping costs, and enhancing customer relationships through faster delivery times. In the latter part of 2020, the Company signed agreements with three strategically located 3PL providers in North America to increase speed of delivery to customers and reduce associated shipping costs for its eCommerce orders. The 3PL provider facilities’ centralized locations provide VERY GOOD with the capabilities of reaching anywhere in North America in two to three days via ground transportation. All three providers pick, pack and ship for our eCommerce Store orders and wholesale palletize for retail orders.

Our significant reliance on 3PL providers exposes us to a number of associated risks such as increases in price, disruption or termination in service or future unfavourable terms all of which may adversely affect our operations and financial condition. See further discussion under “Risk Factors”.

Victoria Flagship Store

In October 2021, we opened our new Victoria Flagship Store in downtown Victoria, BC. The new Victoria Flagship Store has an outdoor patio and a larger footprint than our previous butcher shop and can accommodate a higher volume of customers.

Mount Pleasant Flagship Store and R&D Innovation Centre

In January 2020, the Company signed a lease for the Mount Pleasant Flagship Store and took possession in September 1, 2020. Plans for the Mount Pleasant Flagship Store included a second flagship store with a retail front featuring our butcher shop and restaurant concept in addition to a test kitchen and R&D innovation centre. The Company is working with the City of Vancouver on obtaining the required construction permits, the receipt of which have been significantly delayed. As at December 31, 2021, a total of $1 million in capital expenditures has been spent on the Mount Pleasant Flagship Store and an estimated $4.5 million is required to complete the facility. However, as of the date of this AIF, the opening of the Mount Pleasant Flagship Store has been delayed indefinitely and the project is undergoing review. Given this review, the Company has not determined the source of financing for funding the remaining cost for completion of the Mount Pleasant Flagship Store.

Financings

On June 7, 2021, the Company entered into a loan agreement (the “Loan Agreement”) for a senior secured credit facility (the “Credit Facility”) with Waygar Capital Inc., as agent for Ninepoint Canadian Senior Debt Master Fund L.P. The Credit Facility consists of a $20 million revolving line of credit and a $50 million senior secured asset backed term loan. All amounts drawn are subject to specific borrowing requirements and under the Credit Facility will pay interest at a rate of 9.95% per annum and will be repaid in full upon maturity. The Credit Facility has a term of 24 months with an option to renew, upon mutual consent, for another 12 months and is secured by a first-priority security interest on substantially all of VERY GOOD’s assets. The amount we may draw under the term loan at any given time is tied to a prescribed proportion of the appraised value of our eligible equipment from time to time. Only certain equipment may be financed, and no value is given for equipment installation costs. As at December 31, 2021, a total of $6,333,356 is outstanding under the Credit Facility, net of an unamortized discount of $133,725, and $38,565 is outstanding for interest and $2,135 is outstanding for unused line fee, which is included in accounts payable and accrued liabilities.

In July 2021, the Company completed its bought deal prospectus offering in Canada (the “July 2021 Offering”) consisting of 5,594,750 units (the “July 2021 Units”) at a price of $3.70 per July 2021 Unit for total gross proceeds of $20,700,575. Each July 2021 Unit consisted of one common share in the capital of the Company (“Common Shares”) and one-half of one common share purchase warrant (each whole warrant, a “July 2021 Warrant”), with each July 2021 Warrant entitling the holder to purchase one additional Common Share at a price of $4.60 per July 2021 Warrant until January 2, 2023.

In October 2021, the Company completed a United States registered direct offering (the “October 2021 Offering”) with certain institutional investors for the purchase and sale of 15,000,000 units of the Company (the “October 2021 Units” and together with the July 2021 Units, the “Units”) at a price of U.S.$2.00 per October 2021 Unit for total gross proceeds of US$30,000,000. Each October 2021 Unit consisted of one Common Share and one-half of one common share purchase warrant (each whole warrant, an “October 2021 Warrant” and together with the July 2021 Warrants, the “Warrants”), with each October 2021 Warrant entitling the holder to purchase one additional Common Share at a price of U.S.$2.35 per October 2021 Warrant until October 19, 2026.

COVID-19

Along with businesses globally, VERY GOOD is subject to the continuing risk that COVID-19, and its current and/or any future variants, may impact our results of operations or financial condition through disruptions to our operations including as a result of disruptions in our supply chain and Distribution Network, temporary production suspensions at our production facilities, reduced productivity of our team members or new indoor dining restrictions.

We continue to utilize and refine our health and safety protocols to ensure the health and wellness of our employees and to reduce risk within our facilities and mitigate the direct impacts of COVID-19 including the implementation of a Company-wide vaccination policy to mandate COVID-19 vaccination in our facilities as a key element of our safety protocols to maintain a safe work environment. We have required compliance with such policy for all of our team members since December 2021, subject to any special exceptions or other approved reasonable accommodations.

In 2021, our operations were affected by indirect impacts of COVID-19 through delays in the delivery of production equipment and in the approval of building permits for both the Rupert

Facility and the Mount Pleasant Flagship Store as well as the tightening of the local labour markets in the areas surrounding the Rupert Facility and the Patterson Facility which made it more challenging to secure the personnel needed to staff operations from time to time. We also encountered challenges posed by unstable supply chains caused by port congestion, freight equipment shortages, higher freight rates and fluctuating prices of raw materials. Moreover, in 2021, our Victoria Flagship Store faced mandated COVID-19 closures and restrictions for in-restaurant dining. In addition, we incurred increased costs to implement additional health safety measures, including our mandatory vaccination policy.

COVID-19 continues to have an impact on the global economy, leading to increased inflation and ongoing uncertainty due to the risk of a re-emergence of the virus. As such, the extent of the impact of COVID-19 on future periods will depend on future developments, all which are uncertain and cannot be predicted, including the duration or resurgence of the pandemic, government responses and health and safety measures or directives put in place by public health authorities and sustained pressure on global supply chains causing supply and demand imbalances. See “Risk Factors”.

Marketing Channels

We believe that our brand image has contributed significantly to the success of our business to date and that maintaining, promoting and positioning our brand image and increasing brand awareness is important to maintaining and expanding our customer base. Our strategy in maintaining and enhancing our brand image has largely centered around marketing campaigns and organic social media through influencer engagement.

Raw Material Supply

We source a wide variety of raw materials for our ingredient and packaging needs.

We derive the ingredients for our products from a number of suppliers and have entered into written supply agreements for many of our core ingredients including beans, vegetables, grains and vital wheat gluten. For ingredients not sourced pursuant to written purchase agreements, we work to manage supply with advance purchase orders to provide suppliers with increased notice of our upcoming supply requirements. Many of our product inputs are readily available in the market from a variety of suppliers which limits the price volatility of our principal ingredients. However, seasonality affects the availability of our ingredients and we must align our supply contracts with crop cycles to secure sufficient supply through the next harvest. In order to secure timely delivery of our ingredients we will also increasingly be required to enter into volume agreements to secure timely access and pricing in our supply chain.

We also purchase significant amounts of packaging for our products. Currently, we do not have any written supply agreements for our packaging materials.

Seasonality

Demand for our products can be seasonally affected as demand increases for certain items such a burgers and hot dogs in the summer BBQ season and for other products such as our Stuffed Beast roast in the winter holidays season. We also compete with other plant-based food companies for raw materials many of which must be secured at specific times of the year due to timing of crop cycles.

Competitive Conditions

The plant-based food market has experienced accelerated growth in recent years. This growth has been accompanied by intense competitive pressure as new entrants, legacy plant protein companies and more traditional multi-national food manufacturers compete for market share in this rapidly evolving space. Our competitors are a diverse group of brands that produce plant-based food products including small and large independent companies as well as large-scale manufacturers of animal-based protein that have integrated plant-based meat, dairy and other food alternatives within their product offerings.

We compete both in the meat alternatives market and in the plant-based cheese category based on a combination of factors, including taste, nutritional profile and ingredients, quality, product availability, retailer shelf space and shelf placement, brand awareness and customer loyalty, price, and effective promotions.

Regulatory Environment and Food Safety

The food industry is highly regulated and is subject to changing political, legislative, regulatory, and other influences. In Canada, the primary federal agencies governing the manufacture, distribution, labelling and advertising of the consumer food products are the Canadian Food Inspection Agency (the “CFIA”) and Health Canada. Together these agencies regulate product composition, manufacturing, labelling and other marketing and advertising to consumers. The CFIA has the authority to inspect our facilities to evaluate compliance with prescribed requirements. Additionally, the CFIA requires that certain nutrition and product information appear on our product labels. We are also restricted from making certain types of claims about our products, including nutrient content claims, health claims, and claims regarding the effects of our products on any structure or function of the body, whether express or implied, unless we satisfy certain regulatory requirements.

Currently the Safe Food for Canadians Act, the Safe Food for Canadians Regulations, the Food and Drugs Act and the Food and Drugs Regulations are the main federal food laws and regulations in Canada. The responsibility for food labelling is shared between the CFIA and Health Canada. Health Canada, together with the CFIA, administers regulations relating to the health, safety, and nutritional quality of food sold in Canada. This includes labelling requirements about the nutrients in food, claims about nutrients, the presence of food allergens, and safety-related expiration dates. The CFIA is primarily responsible for administering non-health and safety food labelling regulations related to misrepresentation, labelling, advertising and standards of identity. The CFIA is responsible for the enforcement of all of the federal food laws.

In the United States, federal agencies governing the manufacture, distribution, labeling and advertising of our products include the United States Food and Drug Administration (“FDA”) and the Federal Trade Commission. Under various federal statutes and implementing regulations, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate our product composition, ingredients, manufacturing, labeling and other marketing and advertising to consumers.

As part of this regulatory environment, our production facilities located in Canada are subject to oversight by the CFIA and the Patterson Facility is subject to FDA oversight. Federal, provincial, state, and foreign regulators have the authority to inspect our facilities to evaluate compliance with applicable requirements.

Our Rupert Facility, Victoria Facility and Fairview Facility have all obtained the NSF International Supplier Assurance Audit certification. NSF International is a globally recognized food safety standard assurance program based in the United States.

Our Rupert Facility has also received its Safe Quality Food (“SQF”) certification. SQF is a globally recognized food safety assurance program based in the United States. In addition, the entire Butcher’s Select product line-up has been Kosher certified by Kosher Check, a non-profit global kosher certification agency and has also been, along with several of our Legacy line products, non-GMO verified by the Non-GMO Project, a North American-based non-profit third-party verification for non-Genetically Modified Organism, or “Non-GMO” food and products.

In order to maintain compliance with the various and ever changing regulatory, industry and customer requirements and expectations, we employ a food safety and quality assurance team comprised of qualified, trained and experienced personnel.

Federal, state, and foreign regulatory authorities also require that certain nutrition and product information appear on our product labels and, more generally, that our labels and labeling be truthful and non-misleading and that our marketing and advertising be truthful, non-misleading and not deceptive to consumers. We are also restricted from making certain types of claims about our products, including nutrient content claims and health claims unless we satisfy certain regulatory requirements.

Employees

As of December 31, 2021, we had 271 regular full and part-time employees, of whom 94 were salaried employees and 177 were hourly employees. Of these employees, 19 are employed in the United States and 252 are employed in Canada. Approximately 73.4 percent of our employees are employed at our production facilities. Our employees are not covered by a collective bargaining agreement and we have had no labour-related work stoppages.

Intellectual Property

Trademarks

Brand recognition and loyalty is highly important in the food industry. Our principal trademarks currently include the logos and/or wordmarks of The Very Good Butchers, We Butcher Beans and The Very Good Food Co. which have either become registered or for which we have applied for registration in Canada, the United States, the European Union and the United Kingdom. We intend to continue to work to strategically register trademarks that we use today and those we develop in the future.

Trade Secrets

We consider proprietary information related to recipes, formulas and production methods to be trade secrets. Our employees with access to such information are subject to contractual and common law confidentiality provisions which prohibit them from disclosing information, including information relating to our recipes and production methods, acquired by them during, as a consequence of, or in connection with their employment.

Availability of Company Information

This AIF and the related exhibits are available for viewing at the offices of The Very Good Food Company Inc., 2748 Rupert Street, Vancouver, British Columbia, Canada V5M 3T7, telephone: (855) 526-9254. Copies of our financial statements and other continuous disclosure documents required under applicable Canadian securities law are available for viewing under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. All of the documents referred to are in English.

The SEC maintains an Internet site (http://www.sec.gov) that makes available reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company’s website can be found at www.verygoodfood.com. The information on our website is not incorporated by reference into this AIF and should not be considered a part of this AIF, and the reference to our website in this AIF is an inactive textual reference only.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Central to our mission to get millions to rethink their food choices while helping them do the world a world of good, is our commitment to grow and operate our business in a socially responsible and environmentally sustainable manner.

Within that context we are working to create a meaningful environmental, social and governance (“ESG”) program that aligns with our core values.

During 2021, we laid the foundation for future ESG disclosures through the commencement of a materiality assessment. We launched a review of potentially material ESG issues for our operations that included an impact analysis, peer benchmarking, and examination of relevant ESG standards and frameworks. We are currently in the process of reviewing the preliminary results of this analysis and have initiated a consultation with stakeholders across our Company to develop our ESG goals and initiatives.

Code of Conduct

We have adopted a Code of Conduct (the “Code of Conduct”) to communicate to all of our team members our commitment to conducting business with honesty and integrity, in compliance with applicable laws, regulations and policies, and in a manner that preserves our reputation and deters unethical behavior and wrongdoing.

All amendments to the Code of Conduct, and all waivers of the Code of Conduct with respect to any of the officers covered by it, will be promptly posted on our website, and provided in print to any shareholder who requests them. The Code of Conduct is located on its website at www.verygoodfood.com under the heading “Investors—Corporate Governance” and on the Company’s profile on www.sedar.com. A copy of the Code of Conduct will be provided to anyone, without charge, by reaching out to hello@verygoodfood.com.

RISK FACTORS

The following specific factors could materially adversely affect us and should be considered when deciding whether to make an investment in VERY GOOD and our Common Shares. The risks and uncertainties described in this AIF are those we currently believe to be significant, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of the Common Shares could be materially and adversely affected. In all these cases, the trading price of the Common Shares could decline, and prospective investors could lose all or part of their investment. In addition, the following factors could affect our financial performance and cause actual results, plans and expectations to differ materially from those expressed or implied in any of the forward-looking information contained in this AIF.

Summary of Risk Factors

•	We have experienced greater than expected cash burn in the last several months of 2021 and may not be able to secure additional financing to fund operations or expand our business.

•	We have incurred losses in the past and may be unable to achieve or sustain profitability in the future despite moderating our operating costs.

•	The COVID-19 pandemic has had and may continue to have a material adverse effect on our business and future growth opportunities.

•	We experience intense competition from other plant-based food producers and this competition could adversely affect our business and revenue.

•	Our business requires sourcing seasonal, raw ingredients, a disruption in the supply or a material price fluctuation of these ingredients could adversely affect our business.

•	Our business relies on building brand awareness through social media marketing which can be adversely affected by regulation, privacy policy updates and/or negative reviews from influencers.

•	An inability to scale production and manage supply chain and inventory levels could affect our ability to become profitable.

•	We may face delays and even failure in attempting to establish and ramp up our production facilities.

•	Our access to capital may be limited if we fail to comply with the covenants under the Loan Agreement.

•	Our inability to attract and retain key managers may adversely impact our ability to carry out our business operations and strategies as planned.

•

Our ability to generate revenue depends in large part on our ability to attract new customers, innovate and expand production, if we fail in any of these initiatives, we may not be able to increase revenue.

•	We are subject to risks associated with third party logistics providers and any increase in price, disruption in service or future unfavourable terms may adversely affect our results of operations.

•

We are currently not in compliance with Nasdaq’s minimum bid price requirement. Failure to regain compliance will result in delisting from Nasdaq, limit our ability to raise capital and may have a negative impact on the price and liquidity of our Common Shares.

•	A decline in the price of the Common Shares could affect our ability to raise further working capital and adversely impact our ability to continue operations.

•	Future sales of our securities by existing shareholders or by us could cause the market price for the Common Shares to decline.

Risks Relating to our Business and Industry

We have experienced greater than expected cash burn in the last several months of 2021 and may not be able to secure additional financing to fund operations or expand our business.

We had negative cash flow from operating activities of $41,650,050, $9,660,481 and $1,432,523 for the fiscal years ended December 31, 2021, 2020 and 2019, respectively. In addition, the Company has experienced a greater than expected cash burn in the last several months as the Company scaled its operations to meet its growth targets, which has reduced its cash position and has strained its short-term liquidity. As of the date of this AIF, we believe we have sufficient cash on hand and available liquidity to meet our future operating expenses and finance our capital expenditure and debt service requirements for approximately the next three to five months and .are currently evaluating financing options to extend the Company’ cash runway. Accordingly, we may fail to comply with our debt covenants under our Credit Facility if we are not able to maintain a specified cash coverage ratio with respect to interest payments that is tested on a quarterly basis. In addition, our Credit Facility requires us to meet certain EBITDA targets, as adjusted from time to time, on a quarterly basis. Accordingly, we will need to raise additional equity or debt financing, and/or access the Credit Facility, to the extent available to us, to continue to operate and expand our business. If such financing is not available to us, or is not available on satisfactory terms, our ability to continue to operate and expand our business, or respond to competitive pressures, would be curtailed or severely limited and we may need to delay, limit or disregard expansion plans or other elements of our growth strategy or cease operations. Our inability to secure sufficient funding would have a material adverse effect on our business, financial condition, results of operations. There can be no assurance that additional financing will be available on acceptable terms, if at all. In addition, the issuance of equity or convertible debt securities may affect the value of our Common Shares and could result in significant dilution to our shareholders. Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We have incurred losses in the past and may be unable to achieve or sustain profitability in the future despite moderating our operating costs.

We have experienced net losses since incorporation. For the fiscal years ended December 31, 2021, 2020 and 2019 we incurred net losses of $54,559,923, $13,858,800 and $2,341,544, respectively. While we anticipate a moderation in our operating expenses in 2022, we currently expect that over time our operating expenses and capital expenditures will continue to increase as we invest in our facilities, production innovation, supply chain and distribution networks and brand awareness all of which may prove more expensive than anticipated, and we may not succeed in increasing sales and margins sufficiently to offset the anticipated higher expenses. In addition, many of our expenses, including the costs associated with our existing and the proposed future production facilities and operating as a public company reporting in Canada and the United States, are fixed. Accordingly, we may not be able to achieve or sustain profitability, and we may incur significant losses for the foreseeable future.

The factors noted above or other factors could result in the contraction of our business and the implementation of significant cost cutting measures including restructuring actions to streamline operations and improve cost efficiencies to better align our operating expenses with our revenue, reduce our headcount and other expenditures, which could result in disruptions to our operations and adversely affect our business, financial condition or results of operations.

The COVID-19 pandemic has had and may continue to have a material adverse effect on our business and future growth opportunities.

Our operations and financial condition may be materially adversely affected by public health emergencies, including the COVID-19 pandemic, as well as related government responses and consumer and customer behaviour. The risks of COVID-19 to our Company include the physical and mental health and safety of our team members; the temporary suspension of operations;

disruption in global and local supply chains, impacting the availability of key inputs for our operations as well as our ability to distribute products; operational restrictions and restrictions on gatherings of individuals; delays in the completion of capital projects; counterparty credit risk; volatility in financial and commodity markets; shifts in customer and consumer demand; and supply chain disruptions, all or any of which could materially adversely affect the Company’s business operations and financial results. Depending on the continued evolution of COVID-19, the impact of the pandemic may also increase the effect of the other risks described in this AIF.

As the spread and/or risk of a resurgence of COVID-19 continues, governments may increase or extend restrictions, directives, orders or regulations that could adversely affect our operations, suppliers, customers, counterparties, employee health, workforce productivity, access to capital markets, insurance premiums and coverage, and ability to advance our business strategy.

We experience intense competition from other plant-based food producers and this competition could adversely affect our business and revenue.

We face intense competition in the plant-based food industry as new entrants and more traditional food companies vie for market share in this rapidly evolving market. Most of our competitors are, and many of our potential competitors may be, larger, and may have greater brand recognition, greater presence in both the retail and online marketplace and access to greater financial, marketing and other resources. Therefore, these competitors may be able to devote greater resources to the marketing and sale of their products, generate greater brand recognition or adopt more aggressive pricing policies and distribution methods than we can. As a result, we may lose market share, which could reduce our revenue and adversely affect our results of operations.

We do not possess exclusive rights to some elements that currently comprise our core brand such as our vegan butcher shop concept and offerings. Our competitors may seek to emulate facets of our business strategy, butcher shop store experience or product offerings, which could result in a reduction of any competitive advantage that we may possess, and our business could suffer. There is no assurance that we will continue to compete successfully against existing or future competitors.

Our business requires sourcing seasonal, raw ingredients. A disruption in the supply or a material price fluctuation of these ingredients could adversely affect our business.

Many of the raw materials in our products, such as vegetables, beans, peas used for pea protein, and vital wheat gluten derived from wheat flour, are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilence. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of, or increase the price of quality ingredients. Similarly, armed conflict can also affect the availability and cost of our raw materials as we are currently experiencing with certain products derived from sunflower seeds grown in Ukraine and Russia. COVID-19 has also had, and continues to have, a significant effect on global supply chains with port congestion, shortage of freight equipment and high freight rates, among other factors, contributing to significant instability in supply and transport.

Seasonality also affects supply of our ingredients and we must align our supply contracts with crop cycles to secure sufficient product through the next harvest. If we are unable to secure such agreements for the supply of the necessary ingredients in sufficient quantities at competitive prices, or at all, this could negatively affect our production capacity and ability to meet demand for our products. Similarly, suppliers with whom we do not have any written agreements, could seek to alter or terminate their relationship with us at any time, which could result in disruption to our supply chain. If we are not able to source the necessary raw materials from other suppliers in a timely manner or at all, we may experience ingredient shortages which may require us to reduce or halt production of one or more of our products and threaten our ability to meet customer demands which could have an adverse effect on our business, results of operations and financial condition.

We also compete with other food producers in the procurement of ingredients, and as consumer demand for plant-based protein products increases, this competition may increase. Moreover, we strive to use organic ingredients which are more limited in supply than conventional product ingredients. If supplies of quality ingredients are reduced or there is greater demand for such ingredients, we may not be able to obtain sufficient supply on favourable terms, or at all, which could impact our ability to supply products to our customers and may adversely affect our business, results of operations and financial condition. In addition to ingredients, we also purchase significant amounts of packaging for our products. Price fluctuations in our key ingredients and packaging supplies could increase our cost of goods sold and we may not be able to implement product price increases to cover any increased costs, or any price increases implemented may result in lower sales volumes. If we are not successful in managing our raw material costs, and unable to increase our prices to cover increased costs or if such price increases reduce sales volumes, then such increases in costs will adversely affect our business, results of operations and financial condition.

Our business relies on building brand awareness through social media marketing which can be adversely affected by regulation, privacy policy updates and/or negative relationships with influencers.

We believe that our brand image has contributed significantly to the success of our business to date and that maintaining, promoting and positioning our brand image and increasing brand awareness is important to maintaining and expanding our customer base. Maintaining and enhancing our current brand image and awareness or any future brands we develop or acquire will require us to make investments in areas such as public relations and marketing. These investments, including digital marketing campaigns, new Flagship store openings and organic social media through influencer engagement, may be substantial, and our efforts may not ultimately be successful. If our current marketing efforts are not successful, there may be no immediately available or cost effective alternative means to build or maintain brand awareness, which could negatively impact our business, financial condition and results of operations. See “Risks relating to information technology systems and cybersecurity”.

Since the privacy updates implemented by Apple in April 2021 and the changes META (Facebook) made to their advertising tools shortly after, the data collection features used by advertisers have become less effective. As a result, VERY GOOD, along with other direct to consumer businesses, has been limited in the ways we can target consumers and measure the success of specific ad campaigns. The cost of digital marketing initiatives also continues to rise with the lightening of COVID-19 restrictions and as more businesses come back online. Our brand image and reputation may be impacted by actions taken by our employees, product attributes (including food safety and quality assurance issues that may result in recalls) and negative commentary or reviews. Real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us or incidents involving our competitors, could cause negative publicity and reduced confidence in us and our products, which could cause harm to our brand, reputation and sales, and could materially adversely affect our business, financial condition and results of operations.

In addition, as we increase our influencer relationships to promote our brand and products to targeted consumer groups, if one of our influencers promotes our brand in a negative way or does not adhere to applicable guidelines required by law, this may negatively impact our brand and reputation. Widespread use and access to social media campaigns and viral messaging or imagery could significantly broaden the scope and impact of any such events or circumstances. Consumers may act on information conveyed through social media without further investigation and without regard to its accuracy. The harm to our brand may be immediate without affording us an opportunity for redress or correction, and there can be no assurances that we will respond in an appropriate or timely manner. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of consumers, including adverse publicity, governmental investigation or litigation, could significantly reduce the value of our brand and adversely affect our business, results of operations and financial condition.

An inability to scale production and manage supply chain and inventory levels could affect our ability to become profitable.

Our ability to effectively scale production processes and effectively manage our supply chain requirements has risk. We must accurately forecast demand for our products and inventory needs, for both raw materials and finished goods, to ensure we have adequate available production capacity and to effectively manage our inventory. Insufficient or delayed supply of products threatens our ability to meet customer demands while overcapacity and excess inventory may require us to reduce or temporarily halt production at one or more of our facilities with accompanying headcount reductions and we may experience lost sales, spoilage and inventory markdowns. If we do not accurately align our production capabilities and inventory supply with demand, our business, financial condition, liquidity and results of operations may be materially adversely affected.

We may face delays and even failure in attempting to establish and ramp up our production facilities.

Any substantial delays in bringing our existing and/or future facilities up to the required production on our schedule will affect our production capacity, our ability to meet demand for our products and expand distribution; all of which would negatively impact our ability to achieve our growth goals and financial objectives.

Our ability to successfully establish facilities and ramp up our production is dependent on a variety of factors including the timely receipt of required permits and approvals for construction, the accuracy of construction schedules and cost estimates, availability and cost of engineering resources, constructions crews and materials, our ability to hire and retain skilled employees at these facilities, adequate funding for the substantial capital expenditures required such as production equipment, the timely delivery of production equipment for which lead times can be lengthy including as a result of the impact of COVID-19 on supply chains, or otherwise.

Even if we are able to establish these facilities as planned and on schedule, we may not realize all of the operational and financial benefits we expect to receive. We can provide no assurance that we will meet our targeted production schedules at any of our production facilities, and any additional delays and/or shortfalls of our production targets may have a material adverse effect on our business and results of operations.

Our access to capital may be limited if we fail to comply with the covenants under the Loan Agreement.

The Company is required to comply with customary positive and negative covenants under the Loan Agreement for our Credit Facility and, in the event that we do not comply with these covenants, our access to capital could be restricted or repayment could be required. Events beyond our control may contribute to the failure of the Company to comply with such covenants. A failure to comply with any of the covenants could result in an event of default which, if not cured or waived, would permit acceleration of the indebtedness pursuant to the Credit Facility. The acceleration of the Company’s indebtedness under the Credit Facility may permit acceleration of indebtedness under any other agreements that contain cross default or cross-acceleration provisions. In addition, the Credit Facility imposes certain operating and financial restrictions on the Company that include restrictions on the payment of dividends, limitations on liens, entering into disposition of assets or amalgamations and limitations on additional indebtedness, among others. Even if VERY GOOD is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to the Company.

The amount we may draw under the term loan portion of the Credit Facility at any given time is tied to a prescribed proportion of the appraised value of our eligible equipment from time to time. Only certain equipment may be financed, and no value is given for equipment installation costs. Accordingly, our ability to rely on the Credit Facility to fund our operations is limited.

Our inability to attract and retain key managers may adversely impact our ability to carry out our business operations and strategies as planned.

Our management team consists of a core group of senior executive officers. As a result of having a small group of senior executive officers, the loss of the technical knowledge, management expertise and knowledge of our operations of one or more members of our team, could result in a diversion of management resources, as the remaining members of management would need to cover the duties of any senior executive who leaves us and would need to spend time usually reserved for managing our business to search for, hire and train new members of management. We do not have key person life insurance policies for our management employees.

The loss of some or all of our management team or other key personnel, including the directors and managers of key functional areas, could negatively affect our ability to develop and pursue our strategy, which could adversely affect our business and financial condition. Any departures of senior management could also be viewed in a negative light by investors and analysts, which could cause the market price of our Common Shares to decline.

Additionally, the market for key personnel in the plant-based food industry is highly competitive. As a result, we may not be able to attract and retain key personnel with the skills and expertise necessary to manage our business and pursue our growth strategy.

Our success also depends in part upon our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners and consumers. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees or key personnel changes may adversely affect our business, results of operations and financial condition.

Our ability to generate revenue depends in large part on our ability to attract new customers, innovate and expand production, if we fail in any of these initiatives, we may not be able to increase revenue.

We have grown rapidly since inception and since completing the Canadian IPO (as defined herein), which places significant demands on our management, financial, operational and other resources. The anticipated growth and expansion of our business and our product offerings will continue to place considerable demands on our management and operations teams and will require substantial resources to meet our needs, which may not be available in a cost-effective manner, or at all. As we move forward, we expect our growth to bring new challenges and complexities that we have not faced before. We cannot anticipate all the demands that expanding operations would impose on our business, and our failure to appropriately address these demands could have an adverse effect on us. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, any of which could harm our business, brand, results of operations and financial condition.

The success of our growth strategy is dependent on, among other things, our ability to expand production through added capacity, drive revenue growth through increased sales across our Distribution Network, raise brand awareness, innovate, diversify our product portfolio, effectively integrate newly acquired businesses as well as other factors which are beyond our control, including general economic conditions.

If we fail to execute any one or more of these initiatives or fail to fully realize the benefits expected to result from these initiatives, our results of operations could be materially adversely impacted, and the price of our Common Shares could decline.

We are subject to risks associated with third party logistics (3PL) providers and any increase in price, disruption in service or future unfavourable terms may adversely affect our results of operations.

We currently rely upon independent 3PL logistics providers for the fulfillment and shipment of our eCommerce orders and wholesale shipments. Our use of such 3PL providers for fulfillment and transportation is subject to risks, including but not limited to increases in fuel prices, which would increase shipping costs (freight and delivery), labour disruptions, inclement weather, transportation accidents, human error and shipment delays.

Any unanticipated changes in our 3PL providers, such as a result of a strike or other stoppages, could result in logistical difficulties that could adversely impact deliveries and we may incur costs and expend resources in connection with such change.

Moreover, we may not be able to obtain terms as favourable as those received from the 3PL providers we currently use, which may also result in increased costs, or we may not be able to replace our current third-party providers with a viable alternative at all. Failure of our 3PL providers to deliver our products in a timely manner may negatively impact our customer service levels, brand reputation and profitability. Additionally, our 3PL providers are required to maintain the quality of our products and to comply with our product specifications and any failure to do so could adversely affect our reputation in the marketplace and result in product recalls, product liability claims and economic loss.

Our business and brand are sensitive to risks relating to food safety and consumer health, including product liability, an adverse event could have an unfavourable effect on our business.

We are subject to risks that affect the food industry in general, including the risks posed by food spoilage, accidental contamination, foodborne illness, product tampering, consumer product liability, and the potential costs and disruptions of a product recall. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents involving our products could result in the discontinuance of sales of these products or otherwise result in increased operating costs, regulatory enforcement actions, lawsuits or harm to our reputation. We manage these risks by maintaining strict and rigorous controls and processes in our production processes and distribution system. However, we cannot assure that such systems will eliminate the risks related to food safety. Any product safety issue could subject us to product liability and negligence claims, including consumer class action lawsuits, adverse publicity and government scrutiny, investigation or intervention, resulting in increased costs and decreased sales. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any of these events could have a material adverse impact on our business, financial condition and results of operations.

We are subject to risks related to real or perceived quality or health issues with our products, any failure to uphold a high-quality standard would likely harm our brand and business.

We believe our consumers rely on us to provide them with high-quality plant-based products. Therefore, real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our Company, brand or products, or the industry as a whole, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and operating results. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards set for our products, and although we strive to keep our products free of pathogenic organisms, they may not be easily detected and cross-contamination can occur.

We have no control over our products once purchased by consumers. Accordingly, consumers may prepare our products in a manner that is inconsistent with our directions or store our products for long periods of time, which may adversely affect the quality and safety of our products. If consumers do not perceive our products to be safe or of high quality, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected.

Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of high-quality plant-based protein products and may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may have a substantial and adverse effect on our brand, reputation and operating results.

The growing use of social and digital media by us, our consumers and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brands or our products on social or digital media could seriously damage our brands and reputation. If we do not maintain the favourable perception of our brands, our sales and profits could be negatively impacted.

We could be subject to product recalls which would likely result in significant losses in both inventory, revenue and reputational image.

Food producers are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. We could be required to recall certain or a large portion of our products, including in the event of contamination or adverse test results or as a precautionary measure. There is also a risk that not all of the product subject to the recall will be properly identified, or that the recall will not be successful or not be enacted in a timely manner. A product recall could result in significant losses due to its costs, destruction of product inventory and lost sales due to the unavailability of the product or potential loss of current or new customers as a result of an adverse impact on our reputation. In addition, once purchased by consumers, we have no further control over our products and consumers may prepare our products in a manner that is inconsistent with our directions which may adversely affect the quality and safety of our products.

We may enter into co-manufacturing relationships which subject our business to additional regulatory related risks.

While we do not currently have any co-manufacturing relationships, we may in the future enter into such arrangements. If future co-manufacturers fail to comply with food safety, environmental or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. Additionally, co-manufacturers would be required to maintain the quality of our products and to comply with our product specifications. In the event of actual or alleged non-compliance, we might be forced to find an alternative co-manufacturer and we may be subject to lawsuits related to such non-compliance by our co-manufacturers. As a result, our finished inventory could be disrupted or our costs could increase, which would adversely affect our business, results of operations and financial condition. In addition, the failure of any co-manufacturer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims and economic loss.

Our business relies on the protection of trademarks and other intellectual property rights, protecting and enforcing these rights may create a large financial burden.

We rely on unpatented proprietary expertise, recipes and formulations and other trade secrets to develop and maintain our competitive position. Our success depends, to a significant degree, upon our ability to protect and preserve our intellectual property. Our employees with access to such information are subject to contractual and common law confidentiality obligations which prohibit them from disclosing information acquired by them during, as a consequence of, or in connection with their employment. We rely on these agreements to protect our intellectual property rights. Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets, our confidentiality protections may not effectively prevent disclosure of our proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. If we do not keep our trade secrets confidential, others may produce products with our recipes or formulations. Further, we currently own no patents or exclusive intellectual property rights in processes used for our products. As a result, our current and future competitors may be able to create and sell products similar to ours.

We rely on trademark registrations and common law trademark and copyright rights to protect the distinctiveness of our brand and have either registered, or applied to register, our current key trademarks, including We Butcher Beans and our The Very Good Butchers and The Very Good Food Co. logos, in Canada, the United States, the European Union and the United Kingdom, and we may seek to expand our trademark registrations in the future. Current and future trademarks not yet registered may not be approved, or may be refused, and ultimately not registered. In addition, our trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products.

Litigation may be necessary to protect and enforce our trademarks and other intellectual property rights, or to defend against claims brought by third parties. Such intellectual property disputes and proceedings may be protracted and costly with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have a material adverse effect on our business, results of operations and financial condition.

Losing a significant distributor arrangement could negatively impact our business.

We distribute products in our wholesale channel through food distributors who sell and deliver our products to retailers. As we expand our wholesale sales we will increasingly rely on our distributors. Since these distributors act as intermediaries between us and the retail grocers, we do not have short-term or long-term commitments or minimum purchase volumes in our agreements with them that ensure future sales of our products. The loss of one or more significant distributors, if we are unable to replace the distributor in a timely manner, could negatively affect our business, results of operations and financial condition.

We may face unexpected challenges and ultimately be unsuccessful in U.S. and international expansion.

Our future growth depends, in part, on our expansion efforts outside of Canada. We have limited operating experience outside of Canada including with respect to regulatory environments and market practices and cannot guarantee that we will be able to penetrate or successfully operate in any market outside of Canada. In connection with any future expansion efforts outside of Canada, and in particular outside of North America, we would expect to encounter additional obstacles, including increased costs and expenses associated with international shipping, including inventory management and distribution, cultural and linguistic differences and differences in regulatory environments and market practices including with respect to food safety, manufacturing, labeling, distribution, marketing, and advertising and privacy laws such as those relating to collection, storage and use of information on consumers ordering from our eCommerce store. Failure to develop new markets outside of Canada (through our eCommerce store or otherwise) may harm our business, growth and results of operations and could cause the market price of our Common Shares to decline.

We may be subject to additional taxes, which could affect our operating results.

If the Company is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, certain generally adverse U.S. federal income tax consequences could apply to U.S. investors. The Company generally will be classified as a PFIC for any taxable year in which its passive income or its assets that produce passive income exceed certain thresholds. If the Company were a PFIC for any year during the holding period of a U.S. Holder, then the holder generally would be required to treat any gain realized upon a disposition of its Common Shares, or certain excess distributions received on its Common Shares, as ordinary income and to pay an interest charge on a portion of such gain or distribution, unless the holder were to make certain elections, to the extent available, in a timely and effective manner. The Company has not determined whether it is likely to be classified as a PFIC for the current taxable year or in future years because, among other things, PFIC status is determined annually and is based on a corporation’s income, assets, and activities for the entire taxable year. Moreover, the determination as to whether any corporation was, or will be, a PFIC for a particular taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. Accordingly, there can be no assurance that the Company is not currently or will not be classified as a PFIC for any taxable year. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.” Each U.S. Holder is urged to consult its own tax adviser regarding the potential PFIC status of the Company.

Any failure to adhere to laws and regulations regarding product labelling and marketing may adversely impact our business.

Our products are subject to regulations governing their labeling, marketing and advertising. If regulators determine that the labeling of any of our products is not in compliance with applicable law or regulations in Canada or other jurisdictions, we could be subject to civil remedies or penalties, such as fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of the products, or refusals to permit the import or export of products, as well as potential criminal sanctions.

We could also become subject to third-party claims, because of any violations of, or liabilities under, such requirements, including any competitor or consumer challenges relating to compliance with such requirements. For example, in connection with the marketing and advertisement of our products, we could be the target of claims relating to false or misleading advertising, including under the Canadian Safe Food for Canadians Act, Food and Drugs Act or Competition Act or similar statutes in other countries, or the consumer protection statutes in various jurisdictions. Such claims could include challenges to our label or labeling claims that, if successful, could require us to make labeling changes and/or pay monetary damages.

Health Canada and the CFIA or similar foreign regulatory authorities, such as the FDA and the United States Department of Agriculture, or authorities in the UK, could take action to impact our ability to use the terms “meat” or “cheese” or similar words to describe or advertise our brand and products. In addition, a food may be deemed misbranded if its labeling is false or misleading in any particular way, and authorities or other regulators could interpret the use of such terms or any similar phrase(s) to describe our plant-based food products as false or misleading or likely to create an erroneous impression regarding their composition. Should regulatory authorities take action with respect to the use of the terms “meat”, “cheese” or similar terms, such that we are unable to use those terms with respect to our plant-based products, we could be subject to enforcement action or recall of our products marketed with these terms, we may be required to modify our marketing strategy, and our business, prospects, results of operations or financial condition could be adversely affected. Competitors may also try to bring legal action against us and any resulting litigation could be costly and disruptive to our ability to market in the affected jurisdictions.

Any change in labeling or packaging requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our operations and financial condition. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, results of operations and financial condition.

Failure to innovate will affect our ability to expand and become profitable.

Our growth in part depends on our ability to develop and market new products and improvements to our existing products that appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our R&D team in developing and testing product prototypes, including complying with applicable governmental regulations, the success of our management and sales and marketing team in introducing and marketing new products and positive acceptance by consumers. Failure to develop and successfully market and sell new products will inhibit our growth, sales and profitability.

Our ability to generate revenue depends on our ability to attract new customers and retain existing customers, if we fail to do either we may not be able to meet our growth strategy.

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to acquire new customers and retain existing customers across our distribution channels. We may fail to acquire or retain customers due to a variety of factors including negative value and quality perceptions, a lack of new and relevant products, failure to open new flagship stores as anticipated or failure to deliver customers’ orders in a timely manner.

As our business consolidates customers and becomes increasingly reliant on large distributors, we become subject to the risk of losing a significant customer which could adversely affect our result of operations.

As we increase distribution to retail grocery stores, we will be subject to the risk resulting from increasing consolidation being experienced in that sector, in particular by smaller independent retailers. As retail grocers continue to consolidate and customers grow larger and more sophisticated, we will be required to adjust to changes in their purchasing practices and requirements including resistance to product price increases. We could also be affected by other adverse developments in the relationship with one or more large customers including the loss thereof, the reduction of purchasing levels or the cancellation of any business from large customers for an extended period of time. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our product pricing strategy may become inefficient, which could result in a negative impact on our revenue.

Our success is dependent, in part, on our ability to make pricing decisions regarding our products that, on one hand encourage consumers to buy, yet on the other hand recoup development and other costs associated with those products. Products that are priced too high will not sell and products priced too low will not generate an adequate return. In addition, we may be required to pass on to our customers any price increases that arise out of supply chain disruptions. Accordingly, any failure by us to properly price our products could have a material adverse effect on the VERY GOOD’s financial condition and results of operations.

The regulatory framework in which we operate is constantly evolving.

We are subject to employment, health and safety, cyber and data security, privacy, environmental, tax, advertising, competition and other laws, and regulation by government agencies such as Health Canada, CFIA and FDA who regulate various aspects of our products, including food safety standards, preventive controls plans, traceability and current good manufacturing practices. In particular, our production facilities and products are subject to inspection by CFIA, FDA, and provincial, state and municipal health authorities, as applicable. We strive to maintain compliance with all laws and regulations. Nevertheless, there can be no assurance that we are in compliance with all such laws and regulations, have all necessary permits and licenses, and will be able to comply with such laws and regulations, or obtain such permits and licenses in the future. Failure by us to comply with applicable laws and regulations and permits and licenses could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our financial condition and results of operations. If we, or third parties involved in the supply chain of our products, cannot successfully manufacture, package, label, store, advertise or distribute products that conform to the specifications and the strict regulatory requirements of the CFIA or other applicable regulators, we may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, could result in our inability to manufacture our products, or could result in a recall of our products that have already been distributed.

The regulatory environment in which we operate could change significantly in the future. Enforcement of existing laws and regulations, changes in legal requirements and/or evolving interpretations of existing regulatory requirements may result in increased compliance costs and create other obligations, financial or otherwise, that could adversely affect our business, financial condition or results of operations. In particular, any change in laws and regulations, including laws and regulations applicable to the manufacture, composition, ingredients, packaging, labeling, distribution, advertising, sale, quality and safety requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our operations and financial condition.

A material disruption or a security breach affecting our information technology systems could significantly affect our business and lead to reduced sales, growth prospects and reputational damage.

We rely on our information technology systems to manage our business, including customer, employee, product, inventory, supply chain and financial data. We also use mobile devices, online message platforms and other online activities to communicate with employees and other stakeholders. The failure of our information technology systems to operate effectively could adversely affect our business. In addition, our information technology systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, cyber-attacks, phishing attacks, denial-of-service attacks, social engineering attacks, ransomware attacks, security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, pandemics, acts of war or terrorism, and usage errors by our employees. If our information technology systems are damaged or cease to function properly, we may have to make a significant investment to fix or replace them.

We may also suffer loss of critical data, compromise to the integrity or confidentiality of data and information, including but not limited to employee, customer and supplier information in our systems or networks, disruption to the systems or networks of third parties on which we rely, and interruptions or delays in our operations. We rely on third-party technology cloud providers and may be subject to risks of such service providers ceasing business operations, changing their business models, reducing functionality or experiencing cyber-attacks or system outages. Any significant loss of data or failure to maintain reliable data could have a material adverse effect on our business and results of operations.

Privacy updates implemented by Apple in April 2021 and the changes META (Facebook) made to their advertising tools shortly after have limited the ways in which we can target consumers and measure the success of specific ad campaigns. See “Our business relies on building brand awareness through social media marketing which can be adversely affected by regulation, privacy policy updates and/or negative relationships with influencers” above. A disruption to our eCommerce business, including our ability to effectively market our brand and products, could reduce our eCommerce revenue, increase our costs, diminish our growth prospects, expose us to litigation, decrease customer confidence and damage our brand, and a material interruption to any of our computer systems could adversely affect our business or results of operations and our reputation.

We generally collect, process, store and use sensitive personal information relating to our customers and employees, including their personally identifiable information, and rely on third parties for the operation of our eCommerce site and for the various social media tools and websites we use, for marketing purposes and for employment purposes. Any perceived, attempted or actual unauthorized disclosure of personally identifiable information regarding our employees, customers or website visitors could harm our reputation and credibility, reduce our eCommerce revenue, reduce our ability to attract and retain customers, or subject us to litigation or the imposition of significant fines or penalties, which could adversely affect our business, growth, brand image and reputation. Moreover, we could incur significant expenses or disruptions of our operations in connection with system failures or data breaches.

Many jurisdictions have adopted privacy and data security laws or regulations that require notification to consumers or employees if the security of their personal information is breached, among other requirements. Any compromise of our security or accidental loss or theft of customer or employee data in our possession could result in a violation of applicable privacy and other laws, significant legal and financial exposure and damage to our reputation, which could adversely impact our business, financial condition, results of operations and the price of our Common Shares.

We may engage in litigation and there may be claims made against us from time to time that can result in litigation that could distract management from our business activities and result in significant liability or damage to us.

As a growing company with expanding operations, we increasingly face the risk of claims, lawsuits, government investigations, and other proceedings involving product recall and liability, intellectual property, privacy, consumer protection, securities, tax, employment, commercial disputes, and other matters that could adversely affect our business operations and financial condition.

These claims can raise complex factual and legal issues that are subject to risks and uncertainties that, regardless of their merits, could harm our reputation, divert management’s attention from our operations and result in substantial legal fees and other costs all of which could materially adversely affect our operations, our reputation and the market price of our Common Shares.

We may be unable to execute successfully on our acquisitions, investments, and other business initiatives.

We may pursue acquisitions and investments in the future that we believe will help us achieve our strategic objectives. If we do complete acquisitions, we may not ultimately achieve our goals or realize the anticipated benefits as acquisitions inherently involve a number of risks. Specifically, the pursuit of acquisitions and any integration process will require significant time and resources and could divert management time and focus and we may not be able to manage the process successfully. An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures, including disrupting our ongoing operations and subjecting us to additional liabilities, increasing our expenses, and adversely impacting our business, financial condition and operating results. Moreover, we may be exposed to unknown liabilities related to the acquired company or products for which we may not be sufficiently indemnified, and the anticipated benefits of any acquisition, investment or business relationship may not be realized if, for example, we fail to successfully integrate such acquisition into our company. To pay for any such acquisitions, we would have to use cash, incur debt, or issue debt or equity securities, each of which may affect our financial condition or the value of our Common Shares and could result in dilution to our shareholders. Our acquisition strategy could require significant management attention, disrupt and harm our business, financial condition and results of operations.

If we issue additional Common Shares this may have a dilutive effect on shareholders.

The issuance of additional Common Shares, or securities convertible into Common Shares, under any equity financing or pursuant to any equity-based compensation plans, may have a dilutive effect on the interests of shareholders. The number of Common Shares that we are authorized to issue is unlimited. We may, in our sole discretion, subject to applicable law and the rules of both the TSX-V and the Nasdaq, issue additional Common Shares from time to time and the interests of shareholders may be diluted as a result.

We are subject to risks associated with leasing space and equipment and are subject to a number of long-term non-cancelable leases with substantial lease payments. Any failure to make these lease payments when due, or the inability to extend, renew or continue to lease space and equipment in key locations, would likely harm our business, profitability, and results of operations.

We lease all of our facilities and accordingly, are subject to all of the risks associated with leasing, occupying and making tenant improvements to real property, including adverse demographic and competitive changes affecting the location of the property and changes in availability of and contractual terms for leasable commercial and retail space. Changes in areas around our current and future butcher shops that result in reductions in customer foot traffic or otherwise render the location unsuitable or altogether unavailable due to unforeseen or extraordinary circumstances including as a result of the COVID-19 pandemic, could result in lower sales volumes and adversely affect our business, results of operation, and financial condition. We also have significant financial obligations under the leases we have entered into and if we are not able to meet our lease obligations, this could have a material adverse effect on our financial condition and business.

A change in consumer trends away from plant-based products could limit demand for our products.

Our business is focused on providing wholesome and nutritious plant-based products as alternatives to traditional animal-based products. Consumer demand could change based on a number of possible factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients and shifts in preference for various product attributes that we may not be able to accurately predict or respond to. If consumer demand for our products decreases, our business and financial condition would suffer. Consumer trends could change based on a number of possible factors, including economic factors and social trends. A significant shift in consumer demand away from our products could reduce sales, which would harm our business and financial condition.

Our business is labor intensive and could be adversely affected if we are unable to maintain satisfactory relations with our employees or the occurrence of union attempts to organize our employees.

Union attempts to organize our employees could negatively affect our business. None of our employees are currently subject to a collective bargaining agreement. As we expand our operations, unions may attempt to organize all or part of our employee base. Responding to such organization attempts may divert the attention and efforts of management and employees and may have a negative financial impact on our business. The maintenance of a productive and efficient labour environment and, in the event of unionization of these employees, and the successful negotiation of a collective bargaining agreement, cannot be assured. Protracted and extensive work stoppages or labour disruptions such as strikes or lockouts could have a material adverse effect on our business, financial condition and results of operations.

An inability to maintain high social responsibility standards could lead to reputational damage and adversely affect our business.

We have set certain corporate social responsibility metrics for ourselves and our failure to meet such metrics may influence our reputation and the value of our brand. We have applied to B Lab to become a Certified B Corporation. If we obtain status as a Certified B Corporation our reputation could be harmed if we subsequently lose such status, whether by our choice or by our failure to meet B Lab’s certification requirements, if that change in status were to create a perception that we are more focused on financial performance and are no longer as committed to the values shared by Certified B Corporations. If we become a Certified B Corporation, we will be required to seek shareholder approval to amend our Company’s constating documents to become a Benefit Company under the BCBCA. Benefit Companies must include a benefit statement in its Notice of Articles and a benefit provision in its Articles, to set out a public benefit purpose that is intended to have a positive effect for the benefit of a class of persons, communities or organizations, or the environment. If we become a Benefit Company, our management and board of directors (the “Board”) will be required to act honestly and in good faith with a view to conducting the business in a responsible and sustainable manner and promoting the Company’s public benefits (the “Benefit Duty”) and balance this Benefit Duty with their traditional fiduciary duties to the Company. In the event of a conflict between the interests of our shareholders, our stakeholders, and our benefit purpose, our directors must only make an informed and disinterested decision. Our directors would have significant latitude under this standard and there is no guarantee that a conflict would be resolved in favor of our shareholders. This balancing obligation may allow our directors to make decisions that they could not have made pursuant to the fiduciary duties applicable prior to a Benefit Company conversion, and such decisions may not maximize short-term shareholder value.

Similarly, our reputation could be harmed if we take actions that are perceived to be misaligned with our values. Any harm to our reputation resulting from setting these metrics or our failure or perceived failure to meet such metrics could impact: employee engagement and retention; consumer loyalty, the willingness of our customers to do business with us; or investors’ willingness to purchase our Common Shares, any of which could adversely affect our business, financial performance, and growth.

In addition, shareholders and institutional investors increasingly focus on corporate ESG practices which they commonly measure through third-party benchmarks or scores. If our future ESG practices do not meet these standards we may lose investment from certain shareholders and our business and reputation could be negatively impacted and the price of our Common Shares could be materially and adversely affected.

An inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements and/or call into question the reliability of our financial statements.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.

We determined that a material weakness in internal control over financial reporting existed as of December 31, 2021 as a result of control deficiencies identified by our auditors during their audit of the consolidated financial statements as of and for the year then ended. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. The material weakness identified by our auditors related to a lack of review of journal entries and insufficient management review of accounts and balances in the preparation of our 2021 consolidated financial statements. These audit misstatements were corrected in connection with the preparation of our 2021 consolidated financial statements and did not have a material effect on previously issued financial statements.

The Company plans to implement a remediation plan to address this material weakness during 2022, including designing and operating enhanced management review controls over accounts and balances as part of the financial close process in future periods. Successful remediation requires further assessment of the skills and resources in the Company’s finance function as well as an evaluation of the Company’s financial close process. While we believe that we have sufficient personnel and review procedures to allow us to remedy the above-mentioned material weakness and maintain an effective system of internal controls, we cannot assure you that we will not experience additional material weaknesses in our internal control. Even if we are able to remedy the outstanding material weakness, our internal controls over financial reporting, because of its inherent limitations, may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations, or cause us to fail to meet our future reporting obligations.

Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and provide a management report on internal controls over financial reporting. Section 404(b) of the Sarbanes-Oxley Act also requires that our management report on internal controls over financial reporting be attested to by our independent auditor. Due to a transition period established by rules of the United States Securities and Exchange Commission (the “SEC”) for new public companies, we were not required to comply with these two requirements for the fiscal year ended December 31, 2021. In addition, pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”), we are classified as an “emerging growth company”. Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal control over financial reporting during a transition period of up to five years from our initial registration with the SEC. We will need to prepare for compliance with Section 404(b) by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404(b) is complicated and time-consuming. Furthermore, we believe that our business will grow, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall.

If we are unsuccessful in remediating our existing material weakness or if in the future we have any additional material weaknesses, we may not detect errors on a timely basis and our financial statements may be materially misstated. Additionally, if in the future we are unable to comply with the requirements of the Sarbanes-Oxley Act in a timely manner, are unable to assert that our internal controls over financial reporting are effective, continue to have a material weakness or identify additional material weaknesses in our internal controls over financial reporting, or if, when auditor attestation is required, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares could be adversely affected, and we could become subject to investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our reported financial results or financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, impairment of assets, leases, inventory, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported financial performance or financial condition in accordance with generally accepted accounting principles.

Risks Relating to our Common Shares

We are currently not in compliance with Nasdaq’s minimum bid price requirement. Failure to regain compliance will result in delisting from Nasdaq, limit our ability to raise capital and may have a negative impact on the price and liquidity of our Common Shares.

On January 14, 2022, the Company announced that it received an initial notification letter from Nasdaq’s Listing Qualifications Department notifying the Company that it had 180 days to regain compliance with the minimum bid price requirement set forth in Nasdaq’s continued listing rules. Nasdaq’s continued listing rules require that listed securities maintain a minimum bid price of U.S.$1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days or more. The Common Shares traded below a bid price of U.S.$1.00 for the 30 consecutive business days prior to January 11, 2022. As a result, Nasdaq found that the Company did not meet the minimum bid price requirement. The Common Shares remain listed on Nasdaq and the Company has until July 11, 2022, to regain compliance with the minimum bid price requirement in order to maintain the listing. To regain compliance with the minimum bid price requirement, the Common Shares must have a closing bid price of at least U.S.$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance with the minimum bid price requirement by

July 11, 2022, the Company has the option to apply to Nasdaq for additional time to regain compliance with this listing requirement.

If the Common Shares are delisted from the Nasdaq, VERY GOOD’s ability to raise capital in the future may be limited. Delisting could also result in less liquidity for the Company’s shareholders and a lower share price. Such a delisting would likely have a negative effect on the price of the Common Shares and could impair the Company shareholders’ ability to sell or purchase the Common Shares. For example, the Company’s shareholders in the U.S. may be required to resell their shares on the TSX-V if a liquid over-the-counter trading market did not develop in the U.S. following a delisting. In the event of a delisting, the Company expects to take actions to restore its compliance with the Nasdaq’s listing requirements, but it can provide no assurance that any action taken by the Company would result in the Common Shares becoming listed again, or that any such action would stabilize the market price or improve the liquidity of the Common Shares. Delisting also could have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

We incur significantly increased costs and devote substantial management time as a result of operating as a U.S. public company.

We are subject to the reporting requirements of the TSX-V, Canadian securities legislation, the Exchange Act, the Sarbanes-Oxley Act, the rules thereunder implemented by the SEC, Nasdaq rules and regulations and Nasdaq listing standards and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs and strains our financial and management systems, internal controls, and employees. In addition, if any regulatory agency and/or shareholders allege that we are in violation of any of the foregoing securities laws, we may become the subject of regulatory enforcement and/or shareholder litigation, which could result in negative publicity, disruption to our operations as a result of significant diversion of management attention, and/or fines, penalties, judgments against us, which may have a material adverse effect on our business.

The rules and regulations applicable to public companies, and potential stockholder litigation brought recently against public companies, have also made it more expensive to obtain and maintain director and officer liability insurance, and we may be required to incur even higher costs to obtain and maintain the same or similar coverage. In addition, we may not be able to claim sufficient insurance coverage in respect of claims against us, members of our board of directors and/or executive officers. These factors could also make it more difficult for us to attract and retain qualified members on our board of directors and qualified executive officers.

A decline in the price of the Common Shares could affect our ability to raise further working capital and adversely impact our ability to continue operations.

The market price of our Common Shares has been and could be subject to significant fluctuations which have and could continue to materially reduce the market price of our Common Shares regardless of our operating performance. In addition to the other risk factors described this AIF, the factors that could cause significant disruption in the market price of our Common Shares may include actual or anticipated changes or fluctuations in our operating results, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, litigation or regulatory action, significant acquisitions, business combinations or other strategic actions or capital commitments by or involving us or our competitors, recruitment or departure of key personnel and investors’ general perception and reactions to our public disclosure and filings.

In addition, broad market and industry factors may harm the market price of our Common Shares. As a result, the market price of our Common Shares may fluctuate based upon factors external to us and that may have little or nothing to do with us, including expectations of market analysts, positive or negative recommendations or withdrawal of research coverage by analysts, publication of research reports or news stories about us, our competitors or our industry and changes in general political, economic, industry and market conditions and trends.

Future sales of our securities by existing shareholders or by us could cause the market price for the Common Shares to decline.

We cannot predict the size of future equity issuances of our Common Shares or convertible debt or the effect, if any, that such future issuances and sales will have on the market price of our Common Shares. As of March 30, 2022, there were 118,503,464 Common Shares issued and outstanding. There are also options to acquire 7,450,564 Common Shares and 13,064,081 warrants currently outstanding. The Common Shares issuable upon the exercise of these options and warrants will, to the extent permitted by any applicable vesting requirements and restrictions under applicable securities laws, also become eligible for sale in the public market. Sales of substantial equity amounts, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Shares.

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all available funds for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, pursuant to the Loan Agreement and other agreements for indebtedness we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board deems relevant.

General Risk Factors

Unexpected events such natural disasters and global health crises could adversely affect our business and revenue.

Our offices, production facilities, warehouses, and restaurant as well as the facilities of our distributors and third-party logistics providers are vulnerable to disruption from natural disasters, extreme and/or unusual weather, global health crises and disease outbreaks (including COVID-19), and other unexpected events. These events could cause and, in the case of COVID-19, have caused, disruptions in our operations and those of our third-party partners, including our suppliers.

Natural disasters such as earthquakes could severely damage or destroy one or more of our facilities, thereby severely disrupting our business operations. We may also experience plant shutdowns or periods of reduced production because of regulatory issues, equipment failure, delays in raw material deliveries or COVID-19 or other disease outbreaks. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all which would adversely affect our business, results of operations and financial condition.

Climate change could adversely affect our business.

Physical risks resulting from climate change can be event-driven (acute) or long-term (chronic) shifts in climate patterns that may have negative impacts on our business, including direct damage to assets such as our facilities and indirect impact to our supply chain. As climate change accelerates, its impacts are becoming more widespread and unpredictable. The incidence and impact of severe weather-related events, long term changes in weather patterns that lead to extreme weather and natural disasters including flooding and drought, may have a negative effect on agricultural productivity, which may result in decreased availability or less favourable pricing for some or many of the ingredients in our products such as such as legumes and vegetables. Furthermore, evolving regulatory and legal frameworks to tackle climate change today and in the future may lead to adverse impacts to our business. These may include, but are not limited to, costs related to compliance, resources, and transportation.

We are subject to insurance-related risks.

We maintain insurance including liability insurance, property and business interruption insurance and directors’ and officers’ insurance, with deductibles, limits of liability and similar provisions. However, there is no guarantee that our insurance coverage will be sufficient, or that insurance proceeds will be paid to us on a timely basis. In addition, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure. If we incur these losses and they are material, our business, financial condition and results of operations may be adversely affected. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes.

A change in general economic conditions may have an adverse effect on our business.

The global economy can be negatively impacted by a variety of factors such as the spread or fear of spread of contagious diseases (such as COVID-19), man-made or natural disasters, actual or threatened war, terrorist activities, political unrest, civil unrest, and other geopolitical uncertainty. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns and may reduce the amount of plant-based food products that they purchase, and in particular more premium items such as our products. In addition, the occurrence of any of these events may disrupt commerce, our supply chain operations, international trade or result in political or economic instability. Prolonged unfavourable economic conditions or uncertainty may have an adverse effect on our business and financial condition.

Our reliance on counterparties subjects us to risk in the event of a counterparty default or non-performance of an obligation.

We are party to contracts, transactions and business relationships with various third parties, pursuant to which such third parties have performance, payment and other obligations to us. If any of these third parties were to become subject to bankruptcy, receivership or similar proceedings, our rights and benefits in relation to our contracts, transactions and business relationships with such third parties could be terminated, modified in a manner adverse to us, or otherwise impaired. We cannot make any assurances that we would be able to arrange for alternate or replacement contracts, transactions or business relationships on terms as favourable as our existing contracts, transactions or business relationships, if at all. Any inability on our part to do so could have a material adverse effect on our business and results of operations.

As a foreign private issuer whose shares are listed on Nasdaq, we intend to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq rules. In addition, we intend to follow the TSX-V listing rules in respect of private placements instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the shares or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules for domestic issuers.

It may be difficult for United States investors to effect service of process or enforcement of actions against us or certain of our directors and officers under U.S. federal securities laws.

We are incorporated under the laws of the Province of British Columbia, Canada. A number of our directors and officers reside in Canada. Because certain of our assets and these persons are located outside the United States, it will be difficult for United States investors to effect service of process in the United States upon us or our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act or other United States laws. It may also be difficult to have a judgment rendered in a U.S. court recognized or enforced against us in Canada.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the material attributes and characteristics of the Company’s authorized share capital. This summary is qualified by reference to, and is subject to, and the detailed provisions of our Articles available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. In addition, we will file as an exhibit to our Annual Report on Form 20-F an exhibit that contains a description of our Common Shares, which will be available on EDGAR at www.sec.gov.

Our authorized share capital consists of an unlimited number of Common Shares. As at the date of this AIF, there were 118,503,464 Common Shares issued and outstanding. Holders of our Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders and to receive all notices and other documents required to be sent to shareholders. On a poll, every shareholder is entitled to one vote for each Common Share held. The holders of

Common Shares are entitled to dividends if, as and when declared by the Board and, upon the liquidation, dissolution or winding-up of its affairs or other distribution of its assets for the purpose of winding-up its affairs, to receive, on a pro rata basis, all of the remaining assets of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking fund or purchase fund provisions.

DIVIDEND POLICY

We currently intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying dividends on the Common Shares. Any determination to pay dividends in the future will be at the discretion of the Board and will depend on many factors, including, among others, our financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, and other factors that our Board may deem relevant.

The Loan Agreement, or certain other agreements that the Company may enter into from time to time for indebtedness, prohibits us from paying dividends at any time at which a default or event of default has occurred and is continuing, or if a default or event of default would exist as a result of paying the dividend.

MARKET FOR COMMON SHARES

Trading Price and Volume

The Common Shares are currently listed and posted for trading on the TSX-V under the symbol “VERY.V”. Our Common Shares were initially listed on the CSE following completion of our initial public offering on June 16, 2020 (the “Canadian IPO”) until March 16, 2021 and thereafter on the TSX-V, where the Common Shares commenced trading on March 17, 2021. The Common Shares commenced trading on Nasdaq under the symbol “VGFC” on October 13, 2021. The following table shows, for the periods indicated, the range of high and low prices per Common Share at the close of market on the CSE, as well as total volumes of the Common Shares traded on the CSE.

Period	High ($)	Low ($)	Volume
January	8.87	5.27	8,707,019
February	7.28	5.06	5,723,822
March 1-16	6.17	4.42	2,407,694

The following table shows, for the periods indicated, the range of high and low prices per Common Share at the close of market on the TSX-V, as well as total volumes of the Common Shares traded on the TSX-V.

Period	High ($)	Low ($)	Volume
March 17-31	6.00	4.45	2,297,839
April	5.56	4.40	2,181,353
May	4.98	3.50	2,485,373
June	4.72	3.53	3,220,754
July	3.94	2.80	3,589,384
August	3.34	2.70	3,219,763
September	3.08	2.32	2,235,384
October	3.68	1.85	10,196,848
November	2.20	1.06	4,865,561
December	1.27	0.92	3,085,506

Prior Sales

The following table summarizes VERY GOOD’s issuances of options to purchase Common Shares (“Options”) under its stock option plan during the fiscal year ended December 31, 2021.

Date	Number of Securities	Exercise Price Per Security ($)
January 4, 2021	1,155,000	$6.21
January 26, 2021	60,000	$7.10
January 29, 2021	3,255,000	$7.03
February 16, 2021	75,000	$6.73
March 8, 2021	35,000	$5.72
July 15, 2021	685,625	$3.70
October 7, 2021	115,000	$3.41

The following table summarizes VERY GOOD’s issuances of warrants during the fiscal year ended December 31, 2021.

Date	Number of Securities		Exercise Price Per Security ($)
January 5, 2021	7,500	(1)		$2.00
January 13, 2021	119,434	(1)		$4.50
January 20, 2021	10,000	(1)		$2.00
June 7, 2021	225,000	(2)		$5.62
July 2, 2021	391,632	(3)		$3.70
October 19, 2021	525,000	(4)	U.S.$	2.50

Notes:

(1)	Represents an exercise of compensation warrants in accordance with their terms.

(2)

Represents 225,000 warrants issued to Waygar Capital Inc. as compensation for services as lender for the Credit Facility, with each warrant being exercisable for one Common Share at a price of $5.62 until June 7, 2026.

(3)	Represents compensation warrants issued as compensation to Canaccord Genuity Corp. (“Canaccord”) as the underwriter for the July 2021 Offering.

(4)	Represents compensation warrants issued as compensation to agents for the October 2021 Offering.

The following table summarizes VERY GOOD’s issuances of units during the fiscal year ended December 31, 2021.

Date	Number of Securities		Exercise Price Per Security ($)
July 2, 2021	5,594,750	(1)		$3.70
July 2, 2021	30,000	(2)		$3.82
October 19, 2021	15,000,000	(3)	U.S.$	2.00

Notes:

(1)

Represents units issued pursuant to the July 2021 Offering. Each unit consists of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.60 until January 2, 2023.

(2)

Represents corporate finance fee units issued as compensation to Canaccord as the underwriter for the July 2021 Offering, with each corporate finance fee consisting of one Common Share and one-half of one warrant with each whole warrant being exercisable for one additional Common Share at an exercise price of $4.60 until January 2, 2023.

(3)

Represents units issued pursuant to October 2021 Offering. Each unit was comprised of one Common Share and one half of one common share purchase warrant. Each warrant entitles the holder thereof to purchase one Common Share at an exercise price of U.S.$2.35 until October 19, 2026.

Record Holders

Based on our records and a review of the information provided to us by our transfer agent, Computershare Investor Services Inc., as of the date of this AIF, there were 80 holders of record of our Common Shares, of which two record holders (including Cede & Co., the nominee of the Depository Trust Company), holding approximately 24.25% of our outstanding Common Shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our Common Shares nor is it representative of where such beneficial holders reside primarily because many of these Common Shares may be held of record by brokers or other nominees.

Exchange Controls

We are not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the Common Shares. There are no limitations under the laws of Canada or by the charter or our other constituent documents, except the Investment Canada Act which may require review and approval by the Minister of Industry (Canada) of certain acquisition of control of us by non-Canadians. The threshold for acquisitions of control is generally defined as being one-third or more of our voting shares. If the investment is potentially injurious to national security, it may be subject to review under the Investment Canada Act notwithstanding the percentage interest acquired or amount of the investment. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust, or joint venture that is ultimately controlled by non-Canadians.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table sets out the securities that are currently held in escrow pursuant to an escrow agreement dated May 11, 2020 (the “Escrow Agreement”), among our co-founders Mitchell Scott and James Davison, Tania Friesen (James Davison’s spouse), our former Chief Financial Officer Drew Bonnell (collectively, the “Escrowed Parties”) and Computershare Trust Company, as escrow agent. The entry into of the Escrow Agreement was a requirement of National Policy 46-201—Escrow for Initial Public Offerings in connection with the Canadian IPO and serves to tie the Company’s management and its principal securityholders to the Company by restricting their ability to sell their securities for a period of time following the Canadian IPO.

Designation of Class	Number of Escrowed Securities(1)	Percentage of Class(2)
Common Shares	12,636,255	10.66%

Notes:

(1)

On May 11, 2020, 27,850,006 Common Shares and 158,337 warrants (the “Escrow Warrants”) were deposited into escrow by the Escrowed Parties pursuant to the Escrow Agreement and subject to a timed escrow release schedule. On June 16, 2020, 2,788,334 Common Shares were released from escrow. On December 16, 2020 a further, 4,192,085 Common Shares were released from escrow. On June 16, 2021, a further 4,212,085 Common Shares were released from escrow. On December 16, 2021, a further 4,212,085 Common Shares were released from escrow. On June 16, 2022, a further 4,212,085 Common Shares will be released from escrow. On December 17, 2022, 4,212,085 Common Shares will be released from escrow. On June 16, 2023, a further 4,212,085 Common Shares will be released from escrow. As at the date of this AIF, all of the Escrow Warrants have been exercised and the Common Shares resulting from such exercise have been deposited into escrow in accordance with the terms of the Escrow Agreement.

(2)	Based on 118,503,464 Common Shares issued and outstanding.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the ownership and disposition of Common Shares. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), on the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authority, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary addresses only U.S. Holders that acquire and hold Common Shares as “capital assets” within the meaning of the Code (generally, property held for investment).

This summary is necessarily general and may not apply to all categories of holders, some of whom may be subject to special rules, including, without limitation:

•	persons that own (directly, indirectly, or constructively, applying certain attribution rules) 10% or more of the total voting power or total value of the stock of the Company;

•	dealers in securities or currencies;

•	financial institutions or financial services entities;

•	mutual funds;

•	life insurance companies;

•	persons that hold Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position;

•	persons that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services;

•	persons whose functional currency is not the U.S. dollar;

•	persons who have elected mark-to-market accounting;

•	persons who hold Common Shares through a partnership or other entity treated as a partnership for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax or the unearned income Medicare contribution tax on net investment income; and

•	certain U.S. expatriates or former long-term residents of the United States.

This summary does not address all potentially relevant U.S. federal income tax matters, nor does it address any state, local, foreign, estate, or gift tax consequences of holding or disposing of Common Shares.

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares who, for U.S. federal income tax purposes, is: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity classified as a corporation for U.S. federal tax purposes) organized under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that has elected to be treated as a U.S. person under applicable Treasury Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds Common Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal tax purposes) holding Common Shares, and their partners and other owners, are urged to consult their own tax advisers to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

This summary does not constitute tax advice and is not intended to be a substitute for tax planning. Prospective investors are urged to consult their own tax advisers concerning the U.S. federal, state, and local income tax consequences particular to their ownership and disposition of Common Shares, as well as any tax consequences under the laws of any other taxing jurisdiction.

Ownership and Disposition of the Common Shares

Taxation of Distributions

The Company currently expects to retain all available funds for use in the operation and growth of its business and does not anticipate paying any cash dividends in the foreseeable future. In the event that the Company pays a dividend, and subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize, to the extent paid out of the Company’s current and accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions on the Common Shares (including amounts withheld to pay any Canadian withholding taxes). To the extent that the amount of a distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its Common Shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. The Company does not intend to calculate its earnings and profits according to U.S. federal income tax principles. Accordingly, U.S. Holders should expect a distribution generally to be treated as a dividend for U.S. federal income tax reporting purposes.

Dividends received by individuals and other non-corporate U.S. Holders on Common Shares generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements, the Company is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year, and either (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States, which generally will be the case if the Common Shares are treated as primarily and regularly traded on the TSX-V or (ii) the Common Shares are readily tradable on Nasdaq. No assurance can be given that the foregoing conditions will be satisfied. Dividends on Common Shares generally will not be eligible for the dividends-received deduction allowed to corporations.

Dividends paid by the Company generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of the U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by the Company with respect to Common Shares generally will constitute “passive category” income. The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its own tax adviser regarding the availability of a foreign tax credit with respect to such holder’s particular circumstances.

The amount of any dividend paid to a U.S. Holder in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar value amount determined by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such dividend by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder generally will not be required to recognize foreign currency gain or loss with respect to the dividend. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S.-source ordinary income or loss.

Each U.S. Holder is urged to consult its own tax adviser regarding the application of the foregoing rules in light of the holder’s particular circumstances.

Sale, Exchange, or Other Taxable Disposition of the Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” upon a sale, exchange, or other taxable disposition of a Common Share, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange, or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, generally, for U.S. Holders that use the cash method and for electing U.S. Holders that use the accrual method, determined by reference to the spot rate of exchange on the date of settlement) and the holder’s tax basis in the Common Share. Such gain or loss will be long-term capital gain or loss if the Common Share has been held for more than one year and will be short-term capital gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

Certain generally adverse U.S. federal income tax consequences could apply to a U.S. Holder if the Company is treated as a PFIC for any taxable year during the U.S. Holder’s holding period for the Common Shares, as determined under the PFIC rules. A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains. For purposes of the income test and asset test, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

The Company has not determined whether it is likely to be classified as a PFIC for the current taxable year or in future years because, among other things, PFIC status is determined annually and is based on the Company’s income, assets, and activities for the entire taxable year. Moreover, the determination as to whether any corporation was, or will be, a PFIC for a particular taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. Accordingly, there can be no assurance that the Company is not currently or will not be classified as a PFIC for any taxable year. Each U.S. Holder is urged to consult its own tax adviser regarding the potential PFIC status of the Company.

Subject to certain elections described below, if the Company were a PFIC for any taxable year during a U.S. Holder’s holding period for the Common Shares, then gain recognized by the U.S. Holder upon the sale or other taxable disposition of the Common Shares would be allocated ratably over the U.S. Holder’s holding period for the Common Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Common Shares were to exceed 125% of the average of the annual distributions on the Common Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If the Company were classified as a PFIC for any taxable year in which a U.S. Holder held Common Shares, then the Company generally would continue to be classified as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which the U.S. Holder continued to hold Common Shares, even if the Company’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception were to apply.

In addition, if the Company were classified as a PFIC with respect to a U.S. Holder, to the extent any of the Company’s subsidiaries were also PFICs, the holder might be deemed to own shares in any such lower-tier PFICs directly or indirectly owned by the Company in that proportion which the value of the Common Shares owned by the holder bears to the value of all of the Company’s shares, and the holder therefore might be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs deemed owned by the holder.

Certain elections may be available to mitigate the adverse tax consequences of PFIC status described above. If the Company were a PFIC for any taxable year in which a U.S. Holder held Common Shares, and the U.S. Holder had made a timely and effective election to treat the Company as a “qualified electing fund” (a “QEF Election”) for the first taxable year of the U.S. Holder’s holding period in which the Company were classified as a PFIC, then the U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraphs. Instead, the U.S. Holder would be subject to U.S. federal income tax on such holder’s pro rata share of (i) the net capital gain of the Company, which would be taxed as long-term capital gain to the U.S. Holder, and (ii) the ordinary earnings of the Company, which would be taxed as ordinary income to the U.S. Holder. However, a QEF Election cannot be made unless the Company provides or makes available certain information. The Company does not intend to provide information necessary for U.S. Holders to make QEF Elections, and therefore U.S. Holders should assume that QEF Elections will not be available to them.

As an alternative to a QEF Election, if the Company were a PFIC for any taxable year and the Common Shares were treated as “marketable stock” in such year, then a U.S. Holder could avoid the unfavorable rules described above by making a timely and effective “mark to market” election (a “Mark-to-Market Election”) in the first taxable year of the U.S. Holder’s holding period in which the Company were classified as a PFIC. In general, if a U.S. Holder were to make a timely and effective Mark-to-Market Election, the U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraphs. Instead, the U.S. Holder generally would include in ordinary income, for each taxable year in which the Company were a PFIC, an amount equal to the excess, if any, of (i) the fair market value of the Common Shares, as of the close of such taxable year over (ii) the U.S. Holder’s adjusted tax basis in such Common Shares. The U.S. Holder would be entitled to deduct as an ordinary loss each year the excess of its adjusted tax basis in the Common Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. A U.S. Holder’s adjusted tax basis in the Common Shares would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the Mark-to-Market Election rules. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that made a Mark-to-Market Election would recognize ordinary income or ordinary loss (but only to the extent such loss did not exceed the net amount of previously included income as a result of the Mark-to-Market Election). A Mark-to-Market Election would apply to the taxable year in which the election were made and to each subsequent taxable year, unless the Common Shares were to cease to be “marketable stock,” the U.S. Holder were to mark the Common Shares to market under non-PFIC provisions of the Code, or the U.S. Internal Revenue Service (“IRS”) were to consent to the revocation of the election. The Common Shares will be marketable if they are regularly traded on certain qualifying stock exchanges. However, there can be no assurance that trading in the Common Shares will be sufficiently regular for the shares to qualify as marketable stock. Moreover, the Mark-to-Market Election will not be available with respect to any non-U.S. subsidiary classified as a PFIC. Accordingly, U.S. Holders making a Mark-to-Market Election generally would be subject to the unfavorable tax consequences described above with respect to any non-U.S. subsidiary classified as a PFIC.

In any year in which the Company is classified as a PFIC, a U.S. Holder generally will be required to file an annual report with the IRS containing certain information regarding the holder’s interest in the Company (or a non-U.S. subsidiary classified as a PFIC), subject to certain exceptions. A failure to satisfy such reporting requirement could result in the extension of the statute of limitations with respect to federal income tax returns filed by the U.S. Holder. The application of the PFIC rules to U.S. Holders is complex. Each U.S. Holder should consult its own tax adviser regarding the foregoing reporting requirements, the advisability of making a Mark-to-Market Election, and any other tax consequences under the PFIC rules of acquiring, owning, and disposing of Common Shares.

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax returns. Significant penalties may apply for the failure to satisfy these reporting obligations. Each U.S. Holder is urged to consult its own tax adviser regarding the information reporting obligations, if any, with respect to the holder’s ownership and disposition of Common Shares.

Information Reporting and Backup Withholding

Distributions on Common Shares made to a U.S. Holder and proceeds from the sale or other disposition of Common Shares generally will be subject to U.S. federal income tax reporting and may, under certain circumstances, be subject to U.S. federal backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM WITH REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

DIRECTORS AND OFFICERS

The names and jurisdiction of residence of the directors and executive officers of the Company, their respective positions and offices held with the Company and their principal occupation for the last five or more years are shown below as at the date hereof. Directors are elected to serve until the next annual meeting or until their successors are elected or appointed, unless their office is earlier vacated.

Name, Province or State and Country of Residence	Current Position with the Company	Age	Held Since	Principal Occupation During the Previous Five Years

Mitchell Scott(1) British Columbia, Canada	Co-Founder and Chief Executive Officer	33	2016	Co-Founder and Chief Executive Officer of VERY GOOD (since December 2016) and prior thereto, Global Director Sales & Promotion, Degica.

James Davison British Columbia, Canada	Co-Founder, Chief Research & Development Officer and Director	35	2016	Co-Founder, Chief Research & Development Officer of VERY GOOD (since December 2016) and prior thereto, Chef in the UK and Canada.

Ana Silva British Columbia, Canada	President, Interim Chief Financial Officer, Interim Corporate Secretary and Director	55	2021	President of VERY GOOD (since January 2021) and Interim Chief Financial Officer of VERY GOOD (Since December 2021). Prior thereto, Chief Financial Officer of Daiya Foods Inc. (November 2015 to December 2020).

William (Bill) Tolany(2)(4)(5) British Columbia, Canada	Director	51	2020	Director of Operations at Lyra Growth Partners (since February 2022); prior thereto Independent Consultant and Regional Manager at Amazon (May 2015 to November 2017).

Dela Salem(2)(3)(4)(5) British Columbia, Canada	Director	34	2019

Executive Vice President of Finance and Corporate Development at Enotecca Wineries and Resorts Inc. (since January 2022). Corporate Controller /Vice President of Finance at Portland Management Inc. (from February 2011 to December 2021).

Justin Steinbach(2)(3)(4)(5) Milan, Italy	Director	46	2021	Global Vice-President of Foodservice for the Barilla Group.

Name, Province or State and Country of Residence	Current Position with the Company	Age	Held Since	Principal Occupation During the Previous Five Years

Janet Meiklejohn British Columbia, Canada	Vice President of Finance and Investor Relations	58	2021	VP Investor Relations of First Mining Gold Corp. from March 2021 to October 2021, Chief Financial Officer of Renaissance Bioscience Inc. from June 2018 to August 2020 and prior thereto Principal of Emerald Capital, a consulting company providing CFO, strategic, valuation, corporate governance and marketing services to public companies.

Notes:

(1)	Mitchell Scott was a director and chairman of the Board until he resigned from those positions December 9, 2021.

(2)	Member of our Audit Committee.

(3)	Member of our Compensation Committee.

(4)	Independent director for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

(5)	Member of our Governance and Nomination Committee.

Ownership Interest

As of the date of this AIF, our directors and executive officers, as a group, beneficially own, or control or direct, directly or indirectly, 26,678,171 Common Shares, representing 22.51% of our issued and outstanding Common Shares.

Cease Trade Orders

To the knowledge of the Company, no director or executive officer of the Company (nor any personal holding company of any of such individuals) is, as of the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that: (i) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order’’), that was issued while the individual was acting in the capacity as a director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that individual was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the knowledge of the Company, no director, executive officer or control person of the Company (nor any personal holding company of any of such individuals): (i) is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of the Company, no director, executive officer or control person of the Company (nor any personal holding company of any of such individuals) has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable holder of Common Shares in deciding whether to vote for the proposed director.

Conflicts of Interest

To the knowledge of the Company, there are no known material existing or potential conflicts of interest among the Company’s directors, officers or other members of management as a result of their outside business interests except that certain of the Company’s directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies. See “Directors and Officers” and “Interest of Management and Others in Material Transactions”.

Foreign Private Issuer Status

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act and its Common Shares are listed on Nasdaq. Rule 5615(a)(3) of Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.

Although the Company currently intends to comply with the Nasdaq corporate governance rules applicable to U.S. domestic companies, the Company may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules.

The Company follows the listing rules of the TSX-V in respect of private placements instead of the requirements of the Nasdaq Stock Market Rules to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company and certain acquisitions of the shares or assets of another company).

The Company intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of Sarbanes-Oxley, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

As a foreign private issuer, the Company’s directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

AUDIT COMMITTEE

The primary function of the audit committee of the Board (the “Audit Committee’’) is to assist the Board in fulfilling its financial oversight responsibilities by monitoring: (i) the quality and integrity of our financial statements and other financial information; (ii) the compliance of such statements and information with legal and regulatory requirements; (iii) the qualifications, independence and performance of our independent external auditors; and (iv) the performance of our internal accounting procedures. In meeting these responsibilities, the Audit Committee monitors the financial reporting process and internal control system; reviews and appraises the work of external auditors and provides an avenue of communication between the external auditors, senior management and the Board. The Audit Committee is also mandated to review and approve all material related party transactions.

Audit Committee Charter

Our Board has adopted a written charter for the Audit Committee that sets forth the purpose, composition, authority and responsibility of our Audit Committee, consistent with National Instrument 52-110 – Audit Committees (“NI 52-110”). A copy of the Audit Committee charter is attached at Appendix A.

Composition of the Audit Committee

Our Audit Committee consists of three directors, all of whom are and are required to be, independent directors and financially literate within the meaning of NI 52-110. The three directors also meet the Nasdaq definition of independence in Nasdaq Listing Rule 5605(a)(2). Our Audit Committee is comprised of Dela Salem (Chair), William (Bill) Tolany, and Justin Steinbach.

Relevant Education and Experience of Audit Committee Members

Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

Dela Salem – Dela is a Chartered Professional Accountant with Over eleven years of accounting experience with private and public companies focusing on financial reporting, regulatory compliance, internal control and corporate finance activities. Dela’s experience includes financial reporting for Canadian and U.S. listed companies with multiple international subsidiaries. Dela holds a Bachelor of Business Administration from Simon Fraser University and is a Chartered Professional Accountant, CPA.

Dela is an “audit committee financial expert” within the meaning of the rules of the SEC given her understanding of accounting principles, ability to apply these principles, experience with complex financial statements, understanding of internal controls over financial reporting and her understanding of audit committee functions. These skills have been acquired through her work experience as an accountant and education as a CPA.

William (Bill) Tolany – Bill has held senior roles in the marketing and ecommerce divisions of Whole Foods Market and Amazon. Bills hold an MBA from the University of Texas at Austin and a Bachelor of Science from the University of Notre Dame.

Justin Steinbach – Justin has worked with major food brands such as Danone and Barilla where he currently serves as Global Vice-President of Food Service for the Barilla Group, the world leader in pasta. Prior to joining Barilla, he previously led global sales development & marketing for Danone’s Food Service division and was responsible for building strategic global partnerships with Starbucks, McDonald’s and Subway.

External Auditor Service Fee

For the fiscal years ended December 31, 2021 and December 31, 2020, we incurred the following fees by our current external auditors, KPMG LLP (“KPMG”)

Fiscal year ended	Audit fees(1)(2) ($)	Audit related fees(3)(4) ($)	Tax fees(5) ($)	All other fees(6) ($)
December 31, 2021	403,925	117,165	108,635	Nil
December 31, 2020	117,700	Nil	16,050	Nil

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of VERY GOOD’s consolidated financial statements and fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.

(2)

These figures do not include fees in the amount of $10,000 paid to DMCL LLP, Chartered Professional Accountant (“DMCL”), the Company’s former external auditors, for the period from January 1, 2020 until December 15, 2020.

(3)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents and reviews of securities filings.

(4)	These figures do not include fees in the amount of $6,000 paid to DMCL for the period from January 1, 2020 until December 15, 2020.

(5)

“Tax Fees” This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(6)	“All Other Fees” include all other non-audit services.

KPMG replaced DMCL as auditors of VERY GOOD on December 16, 2020, given the increase in size/complexity of the Company’s operations.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than DMCL and KPMG.

Pre-Approval Policies and Procedures

In accordance with the Audit Committee Charter, the Audit Committee pre-approves all auditing services and permitted non-audit services (including the fee and terms thereof) to be performed for the Company by the auditor including audited related and tax services. The only time the Audit Committee does not pre-approve non-audit services by the auditor if the services (i) were reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the auditor during the fiscal year in which the non-audit services are provided, (ii) were not recognized by the Company at the time of engagement to be non-audit services, and (iii) are promptly brought to the attention of the Audit Committee by Management and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members.

COMPENSATION COMMITTEE

The primary function of the compensation committee of the Board (the “Compensation Committee”) is to assist the Board with respect to oversight with: (i) appointment, performance, evaluation and compensation of senior executives of the Company; (ii) compensation structure for senior executives of the Company including salaries, annual and long-term incentive plans including plans involving equity issuances and other equity-based awards; (iii) establishment of policies and procedures designed to identify and mitigate risks associated with the Company’s compensation policies and practices; (iv) compensation of the directors of the board; and (v) adoption of benefit retirement savings plan.

Compensation Committee Charter

Our Board has adopted a written charter for the Compensation Committee that sets forth the purpose, composition, authority and responsibility of our Compensation Committee. A copy of the Compensation Committee charter has been posted on our website at www.verygoodfood.com.

Composition of the Compensation Committee

Our Compensation Committee is comprised of two directors, both of whom has been determined by our Board to be an independent director, and is charged with reviewing, overseeing and evaluating our compensation policies. Our Compensation Committee is currently comprised of Dela Salem and Justin Steinbach.

PROMOTERS

Mitchell Scott and James Davison founded the Company and, accordingly, may be considered to be a “Promoter” of VERY GOOD within the meaning of applicable securities legislation in British Columbia. As of the date of this AIF, Mitchell Scott beneficially owns or controls, directly or indirectly, an aggregate of 13,924,533 Common Shares (representing approximately 11.8% of the issued and outstanding Common Shares), 900,000 Options at an exercise price of $0.25 per Common Share until December 31, 2024 (450,000 Options) and January 1, 2025 (450,000 Options) and 525,000 Options at an exercise price of $7.03 per Common Share until January 29, 2026. James Davison beneficially owns or controls, directly or indirectly, an aggregate of 12,640,000 Common Shares (representing approximately 10.7% of the issued and outstanding

Common Shares), 900,000 Options at an exercise price of $0.25 per Common Share until December 31, 2024 (450,000 Options) and January 1, 2025 (450,000 Options) and 525,000 Options at an exercise price of $7.03 per Common Share until January 29, 2026.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

In the ordinary course of business, we may become involved in legal, administrative, regulatory and other proceedings, actions, claims and inquiries relating to our business. Management is not aware of any litigation outstanding, threatened or pending as of the date of this AIF by or against VERY GOOD or its subsidiaries which would be material to an investor of Common Shares. See further discussion under “Risk Factors”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out in this AIF, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our Common Shares, or any associate or affiliate of any of the foregoing persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the following are the material contracts entered into by VERY GOOD during our most recently completed financial year, prior to the date of this AIF, or prior to the beginning of our most recently completed financial year and that are still in effect.

(a)	Industrial Lease with MPW Properties Partnership in respect of the Rupert Facility (the “Rupert Lease”);

(b)	Loan Agreement relating to the Credit Facility; and

(c)	Warrant indenture dated July 2, 2021 with Computershare Trust Company of Canada (the “2021 Warrant Indenture”); and

(d)	Warrant Indenture dated December 4, 2020 with Computershare Trust Company of Canada (the “December 2020 Warrant Indenture”).

Copies of these contracts may be found under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and will be filed as exhibits to the Company’s Annual Report on Form 20-F.

Rupert Lease

The Rupert Lease has an initial term of ten years with renewal options for two additional consecutive five-year terms. The total annual base rent for the Rupert Facility (the “Annual Base Rent”) is (i) $881,528 in each of the first two years of the Rupert Lease, (ii) $961,306 in each of years three and four of the Rupert Lease, (iii) $1,007,177 in each of years five through seven of the Rupert Lease, (iv) $1,053,048 in each of years eight and nine of the Rupert Lease, and (v) $1,098,919 in year ten of the Rupert Lease. In addition to the Annual Base Rent, the Company is also required to pay a management fee equal to 5% of the applicable Annual Base Rent to the landlord of the Rupert Facility as well as the Company’s proportionate share of the Rupert Facility’s operating expenses. The Rupert Lease also contains various terms customary for commercial leases including environmental indemnities in favour of both the Landlord (as such term is defined in the Rupert Lease) and the Company, and restrictions on transfer, assignment and subletting of the Rupert Lease. A copy of the Rupert Lease has been filed under the Company’s SEDAR profile at www.sedar.com and will be filed as an exhibit to the Company’s Annual Report on Form 20-F.

2021 Warrant Indenture

The 2021 Warrant Indenture is between Computershare Trust Company of Canada and VERY GOOD and governs the terms and conditions of 2,797,375 Common Share purchase warrants issued on July 2, 2021 with an exercise price of $4.60 and an expiration date of January 2, 2023. A copy of the 2021 Warrant Indenture has been filed under the Company’s SEDAR profile at www.sedar.com and will be filed as an exhibit to the Company’s Annual Report on Form 20-F.

December 2020 Warrant Indenture

The December 2020 Warrant Indenture is between Computershare Trust Company of Canada and VERY GOOD and governs the terms and conditions of 1,889,450 Common Share purchase warrants issued on December 4, 2020 with an exercise price of $4.50 and an expiration date of June 4, 2022. A copy of the December Warrant Indenture has been filed under the Company’s SEDAR profile at www.sedar.com and will be filed as an exhibit to the Company’s Annual Report on Form 20-F.

Loan Agreement

See “Business Strategy – Our Strategic Progress – Financings”. A copy of the Loan Agreement has been filed under the Company’s SEDAR profile at www.sedar.com and will be filed as an exhibit to the Company’s Annual Report on Form 20-F.

INTERESTS OF EXPERTS

KPMG LLP are the auditors of the Company and have confirmed with respect to The Very Good Food Company Inc. that they are independent within the meaning of the relevant rules of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to The Very Good Food Company under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our Company’s securities and securities authorized for issuance under equity compensation plans, is contained in VERY GOOD’s management information circular prepared in connection with the most recent annual meeting of holders of Common Shares that involved the election of directors. Additional financial information is provided in the Company’s audited annual consolidated financial statements and related management’s discussion and analysis for our most recently completed fiscal year ended December 31, 2021. Such documentation, as well as additional information relating to the Company, may be found under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC’s website (EDGAR) at www.sec.gov.

APPENDIX A – AUDIT COMMITTEE CHARTER

I.	MANDATE

The Audit Committee (the ‘‘Committee’’) of the Board of Directors (the ‘‘Board’’) of The Very Good Food Company Inc. (the ‘‘Company’’) shall assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company’s financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company’s independent external auditor (the ‘‘Auditor”); and

4.	The performance of the Company’s internal accounting procedures and Auditor.

II.	STRUCTURE AND OPERATIONS

A. Composition

The Committee shall be comprised of three members, all of whom shall be independent.

B. Qualifications

Each member of the Committee must be a member of the Board.

None of the members of the Committee shall be officers or employees of the Company or of an affiliate of the Company.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

C. Appointment and Removal

The members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D. Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E. Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F. Meetings

The Committee shall meet at least once in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with Section III of this Charter.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

The Committee may also exercise its powers by written resolutions signed by all members of the Committee.

III.	DUTIES

A. Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B. Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1.

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard 1 and the applicable independence rules of the U.S. Securities and Exchange Commission (“SEC”) and the Public Company Accounting Oversight Board (“PCAOB”).

2.	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3.	Require the Auditor to report directly to the Committee.

4.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5.

Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

6.	Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company’s shareholders of the existing, Auditor.

7.	Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor unless such non-audit services:

(a)

which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

(b)	were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee by Management and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company

8.	Establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

9.

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

10.

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

11.	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

12.

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

13.	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(a)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

(b)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

14.

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A), annual information form, and management information circular before the Board approves and the Company publicly discloses this information.

15.

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16.

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

17.	Manner of Carrying Out its Mandate

18.

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

19.	Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

20.

Cause the officers of the Company to provide such funding as the Committee shall determine to be appropriate for payment of compensation to the Auditor and any legal counsel or other advisers engaged by the Committee, and payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

21.	Meet, to the extent it deems necessary or appropriate, with management and the Auditor in separate executive sessions at least quarterly.

22.	Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

23.	Make regular reports to the Board.

24.	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

25.	Annually review the Committee’s own performance.

26.	Provide an open avenue of communication among the Auditor the Board.

27.

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

C. Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.